UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the nine months ended September 30, 2023
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-266391 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2022, considering the Bank of Spain Circular 4/2017 (as defined herein), as well as its successive amendments, and any other legislation governing financial reporting which was applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of September 30, 2023 and December 31, 2022 and for the nine months ended September 30, 2023 and 2022 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2022 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 6, 2023.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview” and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the recent tensions in the Middle East, the war in Ukraine and the sanctions imposed against and by Russia, long-standing US-China trade tensions, Brexit and the rise of populism in several regions of the world. War in Ukraine led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative economic growth. Such tendencies have been recently exacerbated by the recent tensions in the Middle East, which have led to a spike in energy prices. Furthermore, there is the risk of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including oil prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, the recent actions by Swiss regulators have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey;

•political uncertainty in Spain since the general elections held in July 2023 could have an adverse impact on Spain’s economy;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere. In particular, central banks have increased interest rates in an attempt to tame inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance (“ESG”) standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;

•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured in the models we use; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2022 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
The financial information as of December 31, 2022 and for the nine months ended September 30, 2023 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain of the modifications referred to in the sections “—Changes in Accounting Policies” and “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to our Unaudited Condensed Interim Consolidated Financial Statements.
Changes in Accounting Policies
IFRS 17 – Insurance contracts
IFRS 17 has superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023 and it has been applied to the nine months ended September 30, 2023, with transition date January 1, 2022. In order to make the information as of December 31, 2022 and for the nine months ended September 30, 2022 comparable with the information as of and for the nine months ended September 30, 2023, the balance sheet as of December 31, 2022 and the income statement for the nine months ended September 30, 2022 were restated (see Note 2.1 and Appendix I to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on the application of IFRS 17).
IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions for each reporting period.
The impact on equity of the first-time application of IFRS 17 as of January 1, 2023 on the BBVA Group includes the impact in transition and financial information from January 1, 2022 to December 31, 2022 as restated under IFRS 17. During 2022, a generalized neutral effect has been observed when comparing the results expressed under IFRS 4 with those restated under IFRS 17, except in specific cases, which has affected first-time application reserves.
The impact of the transition from IFRS 4 to IFRS 17 on accumulated other comprehensive income (loss) and retained earnings related mainly to long-term contracts. The impact on equity recognized at the date of entry into force of IFRS 17 was not significant for the consolidated financial statements of the BBVA Group.

Changes in Intra-Group Adjustments
Following the publication of our Consolidated Financial Statements, certain non-material balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2022 and for the nine months ended September 30, 2022 comparable with the segment information as of and for the nine months ended September 30, 2023, segment information as of December 31, 2022 and for the nine months ended September 30, 2022 has been revised in conformity with these intra-group reallocations.
See Note 5 to our Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
2023 Share Buyback Programs
On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA.
On April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 64,643,559 shares between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA’s share capital as of said date.
On June 2, 2023, BBVA announced that it had completed a reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent cancellation, charged to unrestricted reserves, of 64,643,559 BBVA shares of €0.49 par value each acquired derivatively by the Bank in execution of the share buyback program and which were held as treasury shares (see Notes 4 and 25 to our Unaudited Condensed Interim Consolidated Financial Statements). The share capital reduction was carried out pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda.
On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a new buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million, having acquired 60,000,000 shares between October 2 and October 27, 2023. The execution is being carried out internally by BBVA.
Designation of Turkey as a Hyperinflationary Economy
Since the second quarter of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21.
The net result derived from the application of IAS 29 and IAS 21 in Turkey for the nine months ended September 30, 2022 amounted to a loss of €2,205 million, of which €1,380 million was attributed to the parent company of the Group. This impact included the loss of the net monetary position, which amounted to a gross amount of €2,070 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,351 million, given that, under IAS 29, these types of bonds are considered protective assets.
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

The net result derived from the application of IAS 29 and IAS 21 in Turkey for the nine months ended September 30, 2023 amounted to a loss of €2,127 million, of which €1,830 million was attributed to the parent company of the Group. This impact included the loss of the net monetary position, which amounted to a gross amount of €1,820 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,060 million, given that, under IAS 29, these types of bonds are considered protective assets.
See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 and IAS 21 to hyperinflationary economies.
Statistical and Financial Information
The following principles should be noted in reviewing the financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA is committed to sustainability, which is impacting the banking business, as part of its daily activities, encompassing not only relations with customers but also internal processes.
Operating Segments
As of September 30, 2023, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2022.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, see “Presentation of Financial Information”.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of September 30, 2023 and December 31, 2022 was as follows:

	As of September 30, 2023	As of December 31, 2022
	(In Millions of Euros)
Spain	437,757	427,116
Mexico	173,017	142,557
Turkey	69,272	66,036
South America	67,136	61,951
Rest of Business	55,740	49,952
Subtotal Assets by Operating Segment	802,923	747,613
Corporate Center and Adjustments (1)	(45,187)	(35,521)
Total Assets BBVA Group	757,736	712,092
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the nine months ended September 30, 2023 and 2022. Such information is presented under management criteria; however, for the nine months ended September 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company
	Nine months ended September 30,
	2023	2022	2023	2022
	(In Millions of Euros)		(In Percentage)
Spain	2,110	1,304	29.0	24.3
Mexico	3,987	2,918	54.8	54.4
Turkey	367	333	5.0	6.2
South America	496	625	6.8	11.7
Rest of Business	322	182	4.4	3.4
Subtotal operating segments	7,282	5,361	100.0	100.0
Corporate Center	(1,321)	(566)
Profit attributable to parent company	5,961	4,795
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the nine months ended September 30, 2023 and 2022. Such information is presented under management criteria; however, for the nine months ended September 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
September 2023
Net interest income / (expense)	4,053	8,164	1,581	3,892	405	(253)	17,843
Gross income	5,833	10,475	2,310	3,577	852	(943)	22,104
Operating profit / (loss) before tax	3,053	5,472	1,089	1,021	410	(1,558)	9,487
Profit / (loss) attributable to parent company	2,110	3,987	367	496	322	(1,321)	5,961
September 2022
Net interest income / (expense)	2,687	5,922	1,961	3,074	243	(97)	13,790
Gross income	4,620	7,661	2,347	3,186	584	(144)	18,255
Operating profit / (loss) before tax	2,107	3,896	1,205	1,148	229	(741)	7,844
Profit / (loss) attributable to parent company	1,304	2,918	333	625	182	(566)	4,795
(1)For information on the reconciliation of the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group for the nine months ended September 30, 2022, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022”.

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of September 30, 2023 and December 31, 2022:

	As of September 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	437,757	173,017	69,272	67,136	55,740	802,923	(45,187)
Cash, cash balances at central banks and other demand deposits	34,461	9,781	11,493	7,228	4,395	67,358	(499)
Financial assets at fair value (2)	138,913	60,945	4,134	11,519	9,466	224,978	(16,953)
Financial assets at amortized cost	214,593	94,960	50,311	45,000	41,296	446,159	(113)
Loans and advances to customers	173,619	86,727	37,466	42,119	37,862	377,794	(1,458)
Total Liabilities	423,327	162,172	62,751	61,108	51,674	761,033	(56,750)
Financial liabilities held for trading and designated at fair value through profit or loss	104,052	33,063	2,089	3,209	8,598	151,011	(19,873)
Financial liabilities at amortized cost - Customer deposits	212,725	86,373	51,104	44,535	10,204	404,942	(1,081)
Total Equity	14,429	10,845	6,521	6,028	4,066	41,890	11,563
Assets under management	93,024	52,741	7,894	6,345	480	160,484
Mutual funds	69,610	48,545	4,484	6,345	—	128,984
Pension funds	23,414	—	3,410	—	480	27,304
Other placements	—	4,196	—	—	—	4,196
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	427,116	142,557	66,036	61,951	49,952	747,613	(35,521)
Cash, cash balances at central banks and other demand deposits	49,185	13,228	6,061	7,695	4,015	80,184	(428)
Financial assets at fair value (2)	126,413	46,575	5,203	10,739	5,090	194,020	(10,174)
Financial assets at amortized cost	204,528	77,191	51,621	40,448	40,425	414,215	207
Loans and advances to customers	173,971	71,231	37,443	38,437	37,375	358,456	(1,105)
Total Liabilities	413,993	132,726	59,326	56,077	45,604	707,726	(46,150)
Financial liabilities held for trading and designated at fair value through profit or loss	84,619	25,840	2,138	2,813	4,397	119,808	(13,617)
Financial liabilities at amortized cost - Customer deposits	221,019	77,750	46,339	40,042	9,827	394,978	(574)
Total Equity	13,124	9,831	6,711	5,874	4,348	39,887	10,630
Assets under management	86,759	38,196	6,936	17,760	520	150,170
Mutual funds	63,786	35,614	3,731	5,804	—	108,935
Pension funds	22,973	—	3,205	11,956	520	38,653
Other placements	—	2,582	—	—	—	2,582
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €34,461 million as of September 30, 2023, a 29.9% decrease compared with the €49,185 million recorded as of December 31, 2022, mainly driven by a decrease in cash held at the Bank of Spain as a result of the partial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €138,913 million as of September 30, 2023, a 9.9% increase from the €126,413 million recorded as of December 31, 2022, mainly as a result of the increase in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial assets held for trading”, partially offset by the decrease in Spanish sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”, mainly due to the maturity of a Spanish treasury bond.
Financial assets at amortized cost of this operating segment as of September 30, 2023 amounted to €214,593 million, a 4.9% increase compared with the €204,528 million recorded as of December 31, 2022. Within this heading, debt securities of this operating segment as of September 30, 2023 amounted to €30,286 million, a 34.3% increase compared with the €22,551 million recorded as of December 31, 2022, mainly as a result of an increase in Spanish sovereign debt securities, within a high interest rate environment. In addition, within this heading, loans and advances to customers amounted to €173,619 million as of September 30, 2023, a 0.2% decrease from the €173,971 million recorded as of December 31, 2022.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2023 amounted to €104,052 million, a 23.0% increase compared with the €84,619 million recorded as of December 31, 2022, mainly due to the increase in deposits from credit institutions (through repurchase agreements).
Customer deposits at amortized cost of this operating segment as of September 30, 2023 amounted to €212,725 million, a 3.8% decrease compared with the €221,019 million recorded as of December 31, 2022, mainly due to the decrease in demand deposits within the retail portfolio, partially offset by an increase in time deposits. The decrease in demand deposits was due in part to the shift from demand deposits, mainly from households, towards higher profitability investments (including mutual funds), in a context where remuneration on deposits continues to be low, the positive effect of year-end compensation (including bonuses) paid by companies at the end of 2022 (which led to an increase in deposits) and the decreased savings capacity of customers as a result of inflation.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of September 30, 2023 amounted to €93,024 million, a 7.2% increase compared with €86,759 million as of December 31, 2022, mainly due to the shift from demand deposits towards higher profitability investments, which resulted in an increase in private banking and mutual funds.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) increased to 4.0% as of September 30, 2023 from 3.9% as of December 31, 2022, mainly as a result of higher Stage 3 entries, in a context of increased refinancing operations within the retail portfolio, partially offset by the sale of a portfolio of non-performing loans mainly from the unsecured retail portfolios, and the positive evolution of the wholesale portfolios with negative net entries. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 55% as of September 30, 2023 and 61% as of December 31, 2022. The decrease was driven in part by the sale of the portfolio of non-performing loans referred to above, in respect of which significant loss allowances had been recorded.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 12.7% against the euro as of September 30, 2023 compared with December 31, 2022, positively affecting the business activity of the Mexico operating segment as of September 30, 2023 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €9,781 million as of September 30, 2023, a 26.1% decrease compared with the €13,228 million recorded as of December 31, 2022, in particular, cash balances held at Mexican Central Bank (“BANXICO”) decreased as a result of the higher lending activity levels, partially offset by the appreciation of the Mexican peso.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2023 amounted to €60,945 million, a 30.9% increase from the €46,575 million recorded as of December 31, 2022, mainly due to the acquisition of sovereign debt securities recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” and the appreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2023 amounted to €94,960 million, a 23.0% increase compared with the €77,191 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of September 30, 2023 amounted to €86,727 million, a 21.8% increase compared with the €71,231 million recorded as of December 31, 2022, mainly attributable to the appreciation of the Mexican peso against the euro, the positive performance of the retail portfolio (in particular, consumer loans, mortgage loans and credit cards loans) and, to a lesser extent, the wholesale portfolio (loans to enterprises), due to the favorable economic evolution.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2023 amounted to €33,063 million, a 28.0% increase compared with the €25,840 million recorded as of December 31, 2022, mainly as a result of the increase in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio, the appreciation of the Mexican peso against the euro and the increase in the fair value of unit-linked insurance plans.
Customer deposits at amortized cost of this operating segment as of September 30, 2023 amounted to €86,373 million, an 11.1% increase compared with the €77,750 million recorded as of December 31, 2022, primarily due to the appreciation of the Mexican peso against the euro, partially offset by the decrease in the volume of demand deposits within the portfolios of non-financial corporations and households, as a result of the increased competition from other banks for remunerated deposits.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of September 30, 2023 amounted to €52,741 million, a 38.1% increase compared with the €38,196 million as of December 31, 2022, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors, and the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio (as defined herein) stood at 2.6% as of September 30, 2023 compared to 2.5% as of December 31, 2022. The ratio was adversely affected by the increase in Stage 3 loans in the retail portfolio (mainly in consumer, credit cards and mortgages loans), which required additional credit allowances, and was positively affected by the growth in lending activity, both in the retail and the wholesale portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 127% as of September 30, 2023 from 129% as of December 31, 2022.
Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Operating and Financial Review and Prospects―Operating Results―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”.
The Turkish lira depreciated 31.3% against the euro as of September 30, 2023 compared to December 31, 2022, adversely affecting the business activity of the Turkey operating segment as of September 30, 2023 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to regulation by Turkish national authorities. In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Since 2021, the regulations that were introduced in 2020 authorizing the Central Bank of the Republic of Turkey (“CBRT”) to impose restrictions regarding certain fees and commissions that may be charged to customers have been amended, establishing maximum limits with respect to loan allocation and loan disbursement fees (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F).
In 2022, the CBRT unveiled an integrated policy framework seeking to stabilize the Turkish lira, including by permanently increasing the weight of Turkish lira-denominated assets and liabilities in the banking system. As part of such policy, the CBRT strengthened its macroprudential policy toolkit and revised the reserve requirement regulation, which used to apply to the liability side of balance sheets, and began to apply to the asset side of balance sheets as well, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). In August 2022, the CBRT replaced the then-existing 20% reserve requirement ratio on Turkish lira-denominated loans with a requirement to maintain government bonds in an amount equivalent to 30% of such loans. In January 2023, the securities maintenance ratio that Turkish banks are required to apply to their foreign currency deposits was set at 10% (5% as amended on June 25, 2023) and is set to be in place until December 2023. Until August 2023, when it was repealed, the following requirement was in place: if the relevant bank’s ratio of Turkish lira deposits to total deposits was: (i) less than 57%, then such securities maintenance ratio was to be increased to 12%; and, (ii) greater than or equal to 70%, then such securities maintenance ratio was to be decreased to 3%. In May 2023 the CBRT required each Turkish bank (including Garanti BBVA) to hold additional Turkish lira-denominated securities issued by the Turkish government if the conversion rate from foreign currency deposits to Turkish lira deposits by July 28, 2023 was less than 10%, and if less than 30% they would have to hold additional government bonds from that date until the end of the year (in short, lenders are being mandated to convert such percentage of their foreign currency deposits into Turkish lira or increase their holdings of government bonds equivalent to the amount they failed to convert). This requirement will not apply to banks whose aggregate deposits fund size in foreign currency is below an amount determined by the CBRT from time to time. The CBRT continues to issue instructions to further clarify the implementation of these requirements on a regular basis.

Additional amendments to the reserve requirement on foreign currency liabilities were announced in 2023, including, (i) a rate of 0% for Turkish lira deposit accounts with maturities longer than three months; (ii) a rate of 0%, until December 2023, for the increase in foreign currency-denominated liabilities with maturities longer than six months; (iii) an increase in the mandatory reserve ratios for foreign currency deposits by five basis points if the share of a Turkish bank’s Turkish lira deposits to be calculated for individuals and legal persons is less than 60% of total deposits (57% following the amendment announced in July 2023); and (iv) an increase from 25% to 29% in the required reserve ratio for foreign currency demand and time deposits with maturities of up to 1 month.
In September 2023, the required reserve ratio for foreign exchange protected deposits in Turkish lira with maturities of up to six months increased from 15% to 25% and, in the case of deposits with maturities of up to one year, it decreased from 15% to 5%.
Further, the CBRT extended the deadline for domestic legal entities to open, mandatorily, Turkish Lira Deposit and Participation Accounts with their existing balances already held at banks in other currencies between December 31, 2021 and March 31, 2023, until December 31, 2023.
The low interest rates set by the CBRT in a context of high inflation (despite the recent increases of interest rates from 8.5% in June 2023 to 35% in October 2023, which may continue to increase in an attempt to tame inflation), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group’s results.
Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, entered into force in Turkey. Among others, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions has been increased from 25% (applicable since April 2022) to 30%. This change is applicable to profit generated in tax periods beginning on or after January 1, 2023 and has been considered in preparing the Unaudited Condensed Interim Consolidated Financial Statements. The impact of this change was not material to the results of the BBVA Group.
Cash, cash balances at central banks and other demand deposits amounted to €11,493 million as of September 30, 2023, an 89.6% increase compared with the €6,061 million recorded as of December 31, 2022, mainly due to the increase in cash held at the CBRT as a result in part of the increases in funding through customer time deposits and demand deposits in Turkish lira, in a context of contained loan growth and the abovementioned increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2023 amounted to €4,134 million, a 20.5% decrease from the €5,203 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in sovereign debt securities, as a result of the increase in local currency-denominated government bonds mainly due to the abovementioned increase in the securities maintenance ratio established by the CBRT, and, to a lesser extent, the value of exchange rate derivatives in foreign currency positions.
Financial assets at amortized cost of this operating segment as of September 30, 2023 amounted to €50,311 million, a 2.5% decrease compared with the €51,621 million recorded as of December 31, 2022, due to the depreciation of the Turkish lira against the euro and the decrease in loans and advances to credit institutions. Within this heading, loans and advances to customers of this operating segment as of September 30, 2023 amounted to €37,466 million, a 0.1% increase compared with the €37,443 million recorded as of December 31, 2022, mainly due to the increase in Turkish lira-denominated credit card loans (which is the type of loan where there is greater competition) and loans to enterprises, both attributable to Türkiye Garanti Bankası A.Ş., due, in part, to the abovementioned measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of September 30, 2023 amounted to €6,758 million, a 21.4% increase compared with the €5,564 million recorded as of December 31, 2022, as a result of the increase in local currency-denominated government bonds mainly due to the abovementioned increase in the securities maintenance ratio established by the CBRT.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2023 amounted to €2,089 million, a 2.3% decrease compared with the €2,138 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in debt securities and, to a lesser extent, the value of exchange rate derivatives recorded under the “Financial liabilities held for trading” portfolio.

Customer deposits at amortized cost of this operating segment as of September 30, 2023 amounted to €51,104 million, a 10.3% increase compared with the €46,339 million recorded as of December 31, 2022, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira, as a result in part of the abovementioned measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which include increased reserve requirement and the obligation by banks to buy local currency-denominated government bonds if less than a particular percentage of their deposits are denominated in Turkish lira, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of September 30, 2023 amounted to €7,894 million, a 13.8% increase compared with the €6,936 million as of December 31, 2022, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.8% as of September 30, 2023 from 5.1% as of December 31, 2022, mainly as a result of the increased loan activity (in particular, credit card loans and loans to enterprises in Turkish lira) and the positive dynamics and recoveries in the wholesale portfolio. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 100% as of September 30, 2023 from 90% as of December 31, 2022 mainly due to the higher recoveries from Stage 3 and the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 which resulted in the recording of allowances (see Note 6.1 to our Unaudited Condensed Interim Consolidated Financial Statements).
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of September 30, 2023, the Colombian peso and the Peruvian sol appreciated against the euro by 18.5% and 1.5%, respectively, compared to December 31, 2022. On the other hand, the Argentine peso depreciated against the euro by 49.2%. Overall, changes in exchange rates resulted in a slightly negative exchange rate effect on the business activity of the South America operating segment as of September 30, 2023 expressed in euros. See “Operating and Financial Review and Prospects― Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of September 30, 2023 and December 31, 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information”. See also Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of September 30, 2023 amounted to €7,228 million, a 6.1% decrease compared with the €7,695 million recorded as of December 31, 2022, mainly due to the depreciation of the Argentine peso, partially offset by the increase in cash balances held at the central bank of Peru, as a result of the increase in funds from customer deposits.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2023 amounted to €11,519 million, a 7.3% increase compared with the €10,739 million recorded as of December 31, 2022, mainly due to the increase in sovereign debt securities, partially offset by the depreciation of the Argentine peso.
Financial assets at amortized cost of this operating segment as of September 30, 2023 amounted to €45,000 million, an 11.3% increase compared with the €40,448 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of September 30, 2023 amounted to €42,119 million, a 9.6% increase compared with the €38,437 million recorded as of December 31, 2022, mainly as a result of the increase in the retail portfolio (in particular, credit card loans and consumer loans in Argentina), and, to a lesser extent, in loans to enterprises in Argentina and Colombia, in each case in local currency, and the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso), partially offset by the decrease in loans to enterprises in Peru, due to early repayments under loans granted under the Reactiva program.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2023 amounted to €3,209 million, a 14.1% increase compared with the €2,813 million recorded as of December 31, 2022, mainly due to the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso) and, to a lesser extent, the increase in deposits from central banks recorded under the “Financial assets held for trading” portfolio, as a result of the evolution of repurchase agreements.
Customer deposits at amortized cost of this operating segment as of September 30, 2023 amounted to €44,535 million, an 11.2% increase compared with the €40,042 million recorded as of December 31, 2022, mainly as a result of the increase in time deposits (in particular, in the wholesale portfolio in Colombia and in the retail portfolios in Peru and Argentina) and the increase in demand deposits in Argentina (in the wholesale portfolio), in a context of a high interest rate environment, partially offset by the depreciation of the Argentine peso.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios in Colombia and Peru) and “Pension funds”) as of September 30, 2023 amounted to €6,345 million, a 64.3% decrease compared with the €17,760 million as of December 31, 2022, mainly due to the mandatory transfer of the private pension funds in Bolivia, including those managed by the BBVA Group, to the Bolivian social security public authority, and, to a lesser extent, the depreciation of the Argentine peso, partially offset by the increase in mutual funds in Argentina.
The non-performing loan ratio (as defined herein) of this operating segment increased to 4.6% as of September 30, 2023 from 4.1% as of December 31, 2022, as a result of the Stage 3 new entries in the retail portfolio in all geographies (mainly related to consumer and credit cards and, in Peru, also SMEs), partially offset by the effect of increased loan activity, in particular, in Argentina and write-offs in Peru. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 93% as of September 30, 2023, from 101% as of December 31, 2022.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar appreciated 0.7% against the euro as of September 30, 2023 compared to December 31, 2022, slightly positively affecting the business activity of the Rest of Business operating segment as of September 30, 2023 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of September 30, 2023 amounted to €4,395 million, a 9.5% increase compared with the €4,015 million recorded as of December 31, 2022, mainly due to the increase in cash balances held at central banks within this operating segment.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2023 amounted to €9,466 million, an 86.0% increase compared with the €5,090 million recorded as of December 31, 2022, mainly due to the increase in loans and advances recorded under “Financial assets held for trading”, as a result of increased activity of BBVA Securities Inc., our broker-dealer in the United States, as macroeconomic indicators in the United States began to partially shift in early 2023.
Financial assets at amortized cost of this operating segment as of September 30, 2023 amounted to €41,296 million, a 2.2% increase compared with the €40,425 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of September 30, 2023 amounted to €37,862 million, a 1.3% increase compared with the €37,375 million recorded as of December 31, 2022, mainly due to increased activity in the New York branch and, to a lesser extent, in Europe, partially offset by the decreased wholesale loan activity in the branches located in Asia.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2023 amounted to €8,598 million, a 95.5% increase compared with the €4,397 million recorded as of December 31, 2022, mainly due to an increase in deposits recorded under “Financial liabilities held for trading”, as a result of an increase in the activity of the broker-dealer BBVA Securities Inc. as macroeconomic indicators in the United States began to partially shift in early 2023.

Customer deposits at amortized cost of this operating segment as of September 30, 2023 amounted to €10,204 million, a 3.8% increase compared with the €9,827 million recorded as of December 31, 2022, mainly as a result of the increase in time deposits from wholesale customers in the branches located in Asia and, to a lesser extent, in the New York branch, partially offset by the decrease in demand and time deposits in the branches located in Europe.
Off-balance sheet funds of this operating segment as of September 30, 2023 amounted to €480 million, a 7.7% decrease compared with the €520 million recorded as of December 31, 2022, due to the decrease in pension funds in the branches located in Europe.
The non-performing loan ratio (as defined herein) of this operating segment increased to 0.6% as of September 30, 2023 from 0.4% as of December 31, 2022 mainly as a result of new Stage 3 wholesale loan entries related mainly to the transportation sector in the third quarter of 2023. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 82% as of September 30, 2023, from 131% as of December 31, 2022.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the nine months ended September 30, 2023 and September 30, 2022, and as period-end exchange rates as of September 30, 2023 and as of December 31, 2022 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022	As of September 30, 2023	As of December 31, 2022
Mexican peso	19.2867	21.5551	18.5030	20.8560
Turkish lira			29.0514	19.9649
U.S. dollar	1.0834	1.0640	1.0594	1.0666
Argentine peso			370.8165	188.5144
Colombian peso	4,777.6325	4,323.6211	4,328.2529	5,130.5593
Peruvian sol	4.0332	4.0518	3.9965	4.0572
(1)The period-end exchange rate as of September 30, 2022 of the Turkish lira and the Argentine peso against the euro was 18.0841 and 143.3833, respectively.
During the nine months ended September 30, 2023, the Mexican peso and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates in the same period of the prior year. On the other hand, the Colombian peso and the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year. In terms of period-end exchange rates, the Mexican peso, the Colombian peso, the Peruvian sol and the U.S. dollar appreciated against the euro. On the other hand, the Turkish lira and the Argentine peso depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items) and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the closing exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.

Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares2 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board of Turkey, “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) is 85.97%.
Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.
On June 15, 2022, BBVA completed the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A., a real estate vehicle, from Merlin Properties for an amount of €1,988 million. The transaction resulted in a €201 million loss (net of taxes) which has been recognized under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense) of the BBVA Group and in the line item “Profit / (loss) from discontinued operations, net and Other” of the Spain operating segment (see Note 17 to our Consolidated Financial Statements).
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth. The economic effects include higher commodity prices, mainly of energy commodities. While certain of these tendencies moderated in recent months, they have recently been exacerbated, and may be further exacerbated, by the recent tensions in the Middle East, which have led to a spike in energy prices and may exert further downward pressure on growth and upward pressure on inflation.
Another global macroeconomic risk is the possibility of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies. Although it may be possible to offset part of the expected growth slowdown in China through the adoption of certain fiscal, monetary and regulatory measures, there are risks related to tensions in the real estate markets and the possible effects of U.S. economic sanctions, among others. Further, the collapse of Silicon Valley Bank and UBS’s agreement to takeover Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
3 Using the effective exchange rate of 16.14 Turkish lira per euro.

The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). These increases in interest rates could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, limiting the Group’s ability to generate credit for its clients, leading to an increase in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins. In particular, the United States Federal Reserve (the “Fed”) and the ECB have increased their benchmark interest rates over the last two years. Although uncertainty is high, policy rates (refinancing rates in the case of the ECB) may remain high, around 5.50% in the United States and 4.50% in the Eurozone, for a relatively long period of time. Furthermore, the liquidity reduction measures by the Fed and the ECB, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, are expected to continue to contribute to the monetary tightening process.
Further, the Group’s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and South America. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the nine months ended September 30, 2023. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group during the nine months ended September 30, 2023 (although to a lesser extent than during the nine months ended September 30, 2022). The CBRT has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets, also applies to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Business Overview—Turkey”.
There are increasing signs of changes in economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. Nonetheless, the situation remains unstable, characterized by a strong depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 have deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and the government’s response thereto have added pressure on inflation as well as the external and tax balances. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individuals and corporations). In addition, the still low official interest rates set by the CBRT in a context of continued high inflation (despite the recent increases of rates carried out between June and September 2023), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group’s results.
There can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations in Turkey.
In Argentina, overall macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence in the context of presidential elections in the last quarter of the year.
In Spain, political uncertainty since the general elections held in July 2023 could have an adverse impact on Spain’s economy.
In Mexico, the economy continues to expand at a relatively high rate due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for nearshoring of industrial production and the impact of higher public spending on the construction sector, amid improved growth prospects in the United States.

BBVA Group results of operations for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022
The table below shows the Group’s unaudited condensed interim consolidated income statements for the nine months ended September 30, 2023 and 2022.

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Interest and other income	35,766	22,155	61.4
Interest expense	(17,923)	(8,366)	114.2
Net interest income	17,843	13,790	29.4
Dividend income	75	79	(4.5)
Share of profit or loss of entities accounted for using the equity method	20	15	31.3
Fee and commission income	7,239	6,152	17.7
Fee and commission expense	(2,646)	(2,108)	25.5
Net gains (losses) on financial assets and liabilities (1)	917	489	87.8
Exchange differences, net	513	1,180	(56.5)
Other operating income	443	407	8.8
Other operating expense	(3,242)	(2,592)	25.1
Income on insurance and reinsurance contracts	2,625	2,076	26.4
Expense on insurance and reinsurance contracts	(1,685)	(1,234)	36.6
Gross income	22,104	18,255	21.1
Administration costs	(8,187)	(6,836)	19.8
Personnel expense	(4,837)	(4,053)	19.3
Other administrative expense	(3,350)	(2,783)	20.4
Depreciation and amortization	(1,054)	(990)	6.4
Net margin before provisions (2)	12,863	10,428	23.3
Provisions or reversal of provisions and other results	(210)	(241)	(12.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,203)	(2,380)	34.6
Impairment or reversal of impairment on non-financial assets	(17)	(7)	155.7
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	17	1	n.m. (3)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	37	(92)	n.m. (3)
Operating profit / (loss) before tax	9,487	7,710	23.1
Tax expense or income related to profit or loss from continuing operations	(3,204)	(2,655)	20.7
Profit / (loss)	6,283	5,054	24.3
Profit / (loss) attributable to parent company	5,961	4,795	24.3
Profit / (loss) attributable to non-controlling interests	322	259	24.1
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.

The changes in our unaudited condensed interim consolidated income statements for the nine months ended September 30, 2023 and 2022 were as follows:
Net interest income
Net interest income for the nine months ended September 30, 2023 amounted to €17,843 million, a 29.4% increase compared with the €13,790 million recorded for the nine months ended September 30, 2022, mainly as a result of the higher contribution from the wholesale and the retail portfolios (in terms of yield and volume) and the securities portfolio (in terms of volume) in Mexico, the higher yield and volume of the non-financial corporations loan portfolio in Spain and the increases in the volume of the commercial loan portfolio, credit card loans and the securities portfolio in Argentina, and, to a lesser extent, increases in yield in the securities portfolio in Argentina and Peru, supported by (with respect to yield increases) the overall higher interest rate environment, and the appreciation of the Mexican peso against the euro, partially offset by the significant increase in the cost of funding due to interest rate increases and the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Fee and commission income
Fee and commission income increased by 17.7% to €7,239 million for the nine months ended September 30, 2023 from the €6,152 million recorded for the nine months ended September 30, 2022, primarily due to the increase in Mexico, as a result of the increased volume of transactions by credit card customers and asset management activities, the appreciation of the Mexican peso against the euro and, to a lesser extent, the increase in brokerage and payment systems fees in Turkey, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Fee and commission expense
Fee and commission expense increased by 25.5% to €2,646 million for the nine months ended September 30, 2023 from the €2,108 million recorded for the nine months ended September 30, 2022, primarily due to the increased volume of transactions by credit card customers and asset management activities in Mexico, the increase in brokerage and payment systems fees in Turkey and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 87.8% to €917 million for the nine months ended September 30, 2023 compared to the net gain of €489 million recorded for the nine months ended September 30, 2022, mainly due to the higher gains from the Global Markets units in Turkey and Mexico, the ALCO portfolio in Mexico and the New York branch, resulting from the overall increased interest rates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the negative impact of changes in exchange rates on foreign currency positions, which has been negative with respect to the U.S. dollar positions (though positive, to a significantly lesser extent, with respect to the Mexican peso positions).
Exchange differences, net
Exchange differences decreased by 56.5% to a €513 million gain for the nine months ended September 30, 2023 from a €1,180 million gain for the nine months ended September 30, 2022, mainly as a result of the negative exchange rate differences recognized in South America and Mexico.

Other operating income and expense, net
Other operating income for the nine months ended September 30, 2023 increased by 8.8% to €443 million from €407 million recorded for the nine months ended September 30, 2022, mainly as a result of the higher income from operating leases in Turkey, higher income from non-financial services related to real estate in Mexico and the appreciation of the Mexican peso against the euro, offset in part by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Other operating expense for the nine months ended September 30, 2023 amounted to €3,242 million, a 25.1% increase compared with the €2,592 million recorded for the nine months ended September 30, 2022, mainly driven by the adjustment for hyperinflation in Argentina, the payment, in Spain, of the temporary tax on credit institutions and financial credit establishments for the first time (totaling €215 million, which was paid in the nine months ended September 30, 2023), the greater contribution made to the Deposit Guarantee Fund of Credit Institutions in Mexico and Turkey and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the lower contributions made to the ECB’s Single Resolution Fund, the lower net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey (see “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”) and the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro. As of September 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the nine months ended September 30, 2023 was €2,625 million, a 26.4% increase compared with the €2,076 million recorded for the nine months ended September 30, 2022, mainly due to the increase in insurance premiums, attributable in part to the appreciation of the Mexican peso against the euro and higher insurance sales in Mexico, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Expense on insurance and reinsurance contracts for the nine months ended September 30, 2023 was €1,685 million, a 36.6% increase compared with the €1,234 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the higher sales in Mexico (attributable in part to the appreciation of the Mexican peso). Expense on insurance and reinsurance contracts increased faster than income on insurance and reinsurance contracts due to the higher insurance premiums paid to third parties in Mexico, mainly driven by the increase in the volume of insurance sales, and a higher claim ratio.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the nine months ended September 30, 2023 amounted to €8,187 million, a 19.8% increase compared with the €6,836 million recorded for the nine months ended September 30, 2022, mainly as a result of the increase in personnel expenses mainly driven by salary increases (as a result of the loss of purchasing power due to inflation) and, to a lesser extent, the increased number of employees in Mexico and Spain, the increase in general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate in the main countries where the BBVA Group operates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 was €1,054 million, a 6.4% increase compared with the €990 million recorded for the nine months ended September 30, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for the nine months ended September 30, 2023 amounted to an expense of €210 million, a 12.8% decrease compared with the €241 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the lower provisions for contingent risks and legal contingencies in Mexico and South America, higher gains from foreclosed assets sales in Mexico, the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro and the lower provisions for contingent risks and legal contingencies in Spain and Mexico, partially offset by the higher provisions for pensions and other employee benefit commitments in Spain and Turkey and the provisions recorded in connection with the February 2023 earthquakes in Turkey.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the nine months ended September 30, 2023 was an expense of €3,203 million, a 34.6% increase compared with the €2,380 million expense recorded for the nine months ended September 30, 2022, mainly due to an increase in credit impairments in the retail loan portfolios in Mexico and South America commensurate with the larger loan portfolio, the higher credit impairment requirements in Stage 3 retail loans in Peru as a result of the expiration of the grace period granted under the Reactiva program, the increase in credit impairments in credit card loans and in the securities portfolio in Argentina as a result in part of increased activity compared to the prior period, the additional credit impairment requirements in consumer loans in Stage 2 and Stage 3 in Colombia and higher additions to Stage 3 loans in Chile (as a result of the update in the definition of credit impaired assets), within an inflationary environment and overall unfavorable macroeconomic conditions in South America, partially offset by the decrease in the collective expected losses related to the wholesale portfolio in Turkey, as a result of the improved performance of companies which resulted in a lower default rate, and the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the nine months ended September 30, 2023 amounted to €37 million, compared with the €92 million loss recorded for the nine months ended September 30, 2022. Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the nine months ended September 30, 2022 related mainly to the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022, which resulted in the recognition of a €134 million loss in this line item (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” in our 2022 Form 20-F, Note 17 to our Consolidated Financial Statements and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”).
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2023 amounted to €9,487 million, a 23.1% increase compared with the €7,710 million recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the nine months ended September 30, 2023 amounted to €3,204 million, a 20.7% increase compared with the €2,655 million expense recorded for the nine months ended September 30, 2022, mainly due to the higher operating profit before tax, in particular in Mexico and Spain, partially offset by the revaluation for tax purposes of certain fixed assets and other depreciable assets of Garanti BBVA arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213. recognized in the Turkey operating segment. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.

Profit / (loss)
As a result of the foregoing, profit for the nine months ended September 30, 2023 amounted to €6,283 million, a 24.3% increase from the €5,054 million recorded for the nine months ended September 30, 2022.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the nine months ended September 30, 2023 amounted to €5,961 million, a 24.3% increase from the €4,795 million recorded for the nine months ended September 30, 2022.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the nine months ended September 30, 2023 increased by 24.1% to €322 million, from the €259 million profit attributable to non-controlling interests recorded for the nine months ended September 30, 2022, as a result, in part, of the increase in profit in Turkey and Argentina in the period. The year-on-year change was also impacted by the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein).

Results of operations by operating segment for the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022
The information contained in this section is presented under management criteria; however, for the nine months ended September 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated. In addition, for the nine months ended September 30, 2022, the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group are reconciled.

	For the nine months ended September 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,053	8,164	1,581	3,892	405	(253)	17,843
Net fees and commissions	1,603	1,626	630	584	192	(40)	4,594
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	309	384	798	386	251	(697)	1,430
Other operating income and expense, net (2)	(132)	300	(699)	(1,285)	4	48	(1,763)
Gross income	5,833	10,475	2,310	3,577	852	(943)	22,104
Administration costs	(2,015)	(2,829)	(935)	(1,541)	(409)	(459)	(8,187)
Depreciation and amortization	(286)	(346)	(112)	(136)	(19)	(155)	(1,054)
Net margin before provisions (3)	3,532	7,300	1,264	1,900	424	(1,557)	12,863
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(405)	(1,827)	(84)	(864)	(25)	1	(3,203)
Provisions or reversal of provisions and other results	(74)	(1)	(91)	(15)	10	(2)	(173)
Operating profit / (loss) before tax	3,053	5,472	1,089	1,021	410	(1,558)	9,487
Tax expense or income related to profit or loss from continuing operations	(941)	(1,484)	(658)	(265)	(88)	232	(3,204)
Profit / (loss)	2,112	3,988	431	756	322	(1,326)	6,283
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(64)	(260)	—	5	(322)
Profit / (loss) attributable to parent company	2,110	3,987	367	496	322	(1,321)	5,961
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the nine months ended September 30, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	2,687	5,922	1,961	3,074	243	(97)	—	13,790
Net fees and commissions	1,635	1,176	463	608	186	(25)	—	4,044
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	329	324	591	355	151	(80)	—	1,669
Other operating income and expense, net (3)	(31)	239	(668)	(851)	5	59	—	(1,248)
Gross income	4,620	7,661	2,347	3,186	584	(144)	—	18,255
Administration costs	(1,837)	(2,152)	(690)	(1,363)	(350)	(444)	—	(6,836)
Depreciation and amortization	(307)	(291)	(96)	(130)	(17)	(149)	—	(990)
Net margin before provisions (4)	2,477	5,218	1,561	1,693	217	(737)	—	10,428
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(332)	(1,277)	(285)	(482)	(4)	(1)	—	(2,380)
Provisions or reversal of provisions and other results	(37)	(45)	(71)	(63)	15	(3)	(134)	(338)
Operating profit / (loss) before tax	2,107	3,896	1,205	1,148	229	(741)	(134)	7,710
Tax expense or income related to profit or loss from continuing operations	(600)	(978)	(890)	(241)	(46)	168	(67)	(2,655)
Profit / (loss) from continuing operations	1,507	2,918	315	906	182	(574)	(201)	5,054
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	1,306	2,918	315	906	182	(574)	—	5,054
Profit / (loss) attributable to non-controlling interests	(3)	(1)	18	(281)	—	7	—	(259)
Profit / (loss) attributable to parent company	1,304	2,918	333	625	182	(566)	—	4,795
(1)Adjustments in the nine months ended September 30, 2022 correspond to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes. In this section, information relating to the Spain operating segment for the nine months ended September 30, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, which is included in “Provisions or reversal of provisions and other results” in the table above (€134 million loss), and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense).
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	4,053	2,687	50.8
Net fees and commissions	1,603	1,635	(2.0)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	309	329	(6.2)
Other operating income and expense, net	(410)	(301)	35.9
Income and expense on insurance and reinsurance contracts	278	270	2.9
Gross income	5,833	4,620	26.3
Administration costs	(2,015)	(1,837)	9.7
Depreciation and amortization	(286)	(307)	(6.8)
Net margin before provisions (2)	3,532	2,477	42.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(405)	(332)	21.9
Provisions or reversal of provisions and other results	(74)	(37)	100.4
Operating profit / (loss) before tax	3,053	2,107	44.9
Tax expense or income related to profit or loss from continuing operations	(941)	(600)	56.9
Profit from continuing operations	2,112	1,507	40.1
Profit / (loss) from discontinued operations, net and Other	—	(201)	n.m. (3)
Profit	2,112	1,306	61.7
Profit attributable to non-controlling interests	(2)	(3)	(31.6)
Profit attributable to parent company	2,110	1,304	61.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2023 amounted to €4,053 million, a 50.8% increase compared with the €2,687 million recorded for the nine months ended September 30, 2022, mainly as a result of the higher yield and volume of the non-financial corporations loan portfolio, supported (with respect to the yield) by the higher interest rate environment, partially offset by significantly higher funding costs. Net interest income of this operating segment for the nine months ended September 30, 2023 and 2022 includes the interest accrued from funds obtained under the TLTRO III program. The repayment of the TLTRO III program was initiated in December 2022 (for an approximate amount of €35,000 million) and the outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of September 30, 2023. The net interest margin over average total assets of this operating segment amounted to 1.23% for the nine months ended September 30, 2023, compared with 0.86% for the nine months ended September 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2023 amounted to €1,603 million, a 2.0% decrease compared with the €1,635 million recorded for the nine months ended September 30, 2022.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the nine months ended September 30, 2023 was a net gain of €309 million, a 6.2% decrease compared with the €329 million net gain recorded for the nine months ended September 30, 2022, mainly due to lower gains from the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim in 2012 (pursuant to which the Spanish Deposit Guarantee Fund agreed to assume 80% of any losses related to a particular asset portfolio for a period of 10 years, after making use of the then-existing provisions), partially offset by the positive performance of the Global Markets unit.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2023 amounted to a €410 million expense, a 35.9% increase compared with the €301 million expense recorded for the nine months ended September 30, 2022, mainly due to the payment, in Spain, of the temporary tax on credit institutions and financial credit establishments for the first time (totaling €215 million, which was paid in the nine months ended September 30, 2023), partially offset by the lower contributions made to the ECB’s Single Resolution Fund compared to the nine months ended September 30, 2022. As of September 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2023 was €278 million, a 2.9% increase compared with the €270 million income recorded for the nine months ended September 30, 2022.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2023 amounted to €2,015 million, a 9.7% increase compared with the €1,837 million recorded for the nine months ended September 30, 2022, mainly as a result of higher personnel expenses mainly driven by salary updates (as a result of the loss of purchasing power due to inflation) and, to a lesser extent, an increase in the number of employees and higher general expenses related to IT equipment, which were also affected by inflation.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 was €286 million, a 6.8% decrease compared with the €307 million recorded for the nine months ended September 30, 2022, mainly due to decreases in the depreciation expense of right-of-use leased assets.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2023 amounted to a €405 million expense, a 21.9% increase compared with the €332 million expense recorded for the nine months ended September 30, 2022, mainly due to the increase in credit impairments in the retail loan portfolio, with certain Stage 3 entries, as a result, in part, of the high interest rate environment, and lower recoveries.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2023 was a €74 million expense compared with the €37 million expense recorded for the nine months ended September 30, 2022, mainly due to higher provisions for pensions and other employee benefit commitments and higher non-financial assets impairments, partially offset by lower provisions for contingent risks.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2023 was €3,053 million, a 44.9% increase compared with the €2,107 million profit recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2023 was an expense of €941 million, a 56.9% increase compared with the €600 million expense recorded for the nine months ended September 30, 2022, mainly due to the increase in operating profit before tax. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss) from discontinued operations, net and Other
Loss from discontinued operations, net and Other of this operating segment for the nine months ended September 30, 2023 was nil compared with the €201 million loss recorded for the nine months ended September 30, 2022. Loss from discontinued operations, net and Other for the nine months ended September 30, 2022 included the loss recorded in connection with the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022 (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” in our 2022 Form 20-F, Note 17 to our Consolidated Financial Statements and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2023 amounted to €2,110 million, a 61.9% increase compared with the €1,304 million profit recorded for the nine months ended September 30, 2022.

MEXICO

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	8,164	5,922	37.9
Net fees and commissions	1,626	1,176	38.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	384	324	18.8
Other operating income and expense, net	(236)	(212)	11.7
Income and expense on insurance and reinsurance contracts	537	450	19.1
Gross income	10,475	7,661	36.7
Administration costs	(2,829)	(2,152)	31.4
Depreciation and amortization	(346)	(291)	18.9
Net margin before provisions (2)	7,300	5,218	39.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,827)	(1,277)	43.1
Provisions or reversal of provisions and other results	(1)	(45)	(97.4)
Operating profit / (loss) before tax	5,472	3,896	40.4
Tax expense or income related to profit or loss from continuing operations	(1,484)	(978)	51.8
Profit	3,988	2,918	36.7
Profit attributable to non-controlling interests	(1)	(1)	37.0
Profit attributable to parent company	3,987	2,918	36.7
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2023, the Mexican peso appreciated by 11.8% against the euro in average terms compared with the nine months ended September 30, 2022, resulting in a positive exchange rate effect on our consolidated income statement for the nine months ended September 30, 2023 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2023 amounted to €8,164 million, a 37.9% increase compared with the €5,922 million recorded for the nine months ended September 30, 2022, mainly as a result of the higher contribution from the wholesale and the retail portfolios (in terms of yield and volume) and the securities portfolio (in terms of volume), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by the higher funding costs as a result of the increase in interest rates and the effect of the appreciation of the Mexican peso against the euro on interest expense. At constant exchange rates, there was a 23.3% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.85% for the nine months ended September 30, 2023, compared with 5.95% for the nine months ended September 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2023 amounted to €1,626 million, a 38.2% increase compared with the €1,176 million recorded for the nine months ended September 30, 2022, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 23.6% period-on-period increase.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2023 were €384 million, a 18.8% increase compared with the €324 million gain recorded for the nine months ended September 30, 2022, mainly as a result of the higher gains from the Global Markets unit and from the ALCO portfolio in Mexico, resulting from the increased interest rates, and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2023 was an expense of €236 million, an 11.7% increase compared with the €212 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the appreciation of the Mexican peso against the euro and the higher contributions made to the Deposit Guarantee Fund, partially offset by the higher income from non-financial services related to real estate.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2023 was €537 million, a 19.1% increase compared with the €450 million income recorded for the nine months ended September 30, 2022, mainly due to the increase in insurance premiums, attributable in part to the appreciation of the Mexican peso against the euro and higher insurance sales, partially offset by the higher insurance premiums paid to third parties in Mexico, mainly driven by the increase in the volume of insurance sales, and a higher claim ratio.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2023 were €2,829 million, a 31.4% increase compared with the €2,152 million recorded for the nine months ended September 30, 2022, mainly as a result of the higher personnel expenses driven by salary updates (as a result of the loss of purchasing power due to inflation) and the increased number of employees, higher general expenses related to IT equipment and marketing as a result of the high inflation rate, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 17.6%.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 was €346 million, an 18.9% increase compared with the €291 million recorded for the nine months ended September 30, 2022, mainly due to the appreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 6.4%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2023 was a €1,827 million expense, a 43.1% increase compared with the €1,277 million expense recorded for the nine months ended September 30, 2022, mainly due to higher Stage 3 entries in the retail loan portfolio (in particular, consumer and credit cards) commensurate with the larger loan portfolio and the appreciation of the Mexican peso against the euro, partially offset by certain recoveries from the wholesale portfolio and the change in staging of certain loans from Stage 2 to Stage 1.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2023 were a €1 million expense, a 97.4% decrease compared with the €45 million expense recorded for the nine months ended September 30, 2022, mainly due to lower provisions for contingent risks and legal contingencies and to higher gains from foreclosed assets sales.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2023 was €5,472 million, a 40.4% increase compared with the €3,896 million recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2023 was €1,484 million, a 51.8% increase compared with the €978 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2023 amounted to €3,987 million, a 36.7% increase compared with the €2,918 million recorded for the nine months ended September 30, 2022.

TURKEY

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	1,581	1,961	(19.3)
Net fees and commissions	630	463	35.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	798	591	35.0
Other operating income and expense, net	(745)	(696)	7.1
Income and expense on insurance and reinsurance contracts	46	27	67.4
Gross income	2,310	2,347	(1.6)
Administration costs	(935)	(690)	35.4
Depreciation and amortization	(112)	(96)	16.4
Net margin before provisions (2)	1,264	1,561	(19.0)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(84)	(285)	(70.4)
Provisions or reversal of provisions and other results	(91)	(71)	28.3
Operating profit / (loss) before tax	1,089	1,205	(9.7)
Tax expense or income related to profit or loss from continuing operations	(658)	(890)	(26.1)
Profit	431	315	36.7
Profit attributable to non-controlling interests	(64)	18	n.m. (3)
Profit attributable to parent company	367	333	10.2
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein.
As of September 30, 2023, the Turkish lira depreciated by 37.8% (considering the period-end exchange rates) against the euro compared to September 30, 2022, adversely affecting the results of operations of the Turkey operating segment for the nine months ended September 30, 2023 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
The still low official interest rates set by the CBRT in a context of continued high inflation (despite the recent increases of rates carried out between June and September 2023), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group’s results. See “Business Overview—Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2023 amounted to €1,581 million, a 19.3% decrease compared with the €1,961 million recorded for the nine months ended September 30, 2022, as a result mainly of the depreciation of the Turkish lira against the euro and, to a lesser extent, lower swap funding costs. At a constant exchange rate, there was a 21.3% increase in net interest income, mainly as a result of the higher volume of Turkish lira-denominated loans (loans to enterprises, credit card loans and consumer loans) and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT (see “Business Overview—Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F). The net interest margin over average total assets of this operating segment amounted to 3.06% for the nine months ended September 30, 2023, compared with 4.25% for the nine months ended September 30, 2022.

Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2023 amounted to €630 million, a 35.9% increase compared with the €463 million recorded for the nine months ended September 30, 2022, mainly due to the increase in brokerage and payment systems fees, partially offset by the depreciation of the Turkish lira.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2023 amounted to €798 million, a 35.0% increase compared with the €591 million gain recorded for the nine months ended September 30, 2022, mainly driven by the positive results from the Global Markets unit and certain gains from portfolio sales.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2023 was a €745 million net expense, a 7.1% increase compared with the €696 million net expense recorded for the nine months ended September 30, 2022, mainly due to the greater contribution made to the Deposit Guarantee Fund of Credit Institutions, offset in part by the lower net loss on the monetary position resulting from the adjustment for hyperinflation, the higher positive impact of the revaluation of bonds linked to inflation in the period and the depreciation of the Turkish lira.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2023 was €46 million, a 67.4% increase compared with the €27 million income recorded for the nine months ended September 30, 2022, mainly due to increased insurance activity, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 146.3% increase.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2023 amounted to €935 million, a 35.4% increase compared with the €690 million recorded for the nine months ended September 30, 2022, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary updates (as a result of the loss of purchasing power), partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 101.9%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 was €112 million, a 16.4% increase compared with the €96 million recorded for the nine months ended September 30, 2022, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 44.0% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2023 was a €84 million expense, a 70.4% decrease compared with the €285 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the decrease in the collective expected losses related to the wholesale portfolio, as a result of the improved performance of companies which resulted in a lower default rate, and the depreciation of the Turkish lira against the euro, partially offset by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 (which resulted in an impairment that amounted to €38 million as of September 30, 2023) and certain significant Stage 3 entries from the retail and wholesale portfolios. At a constant exchange rate, there was a 55.5% decrease.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2023 were a €91 million expense, a 28.3% increase compared with the €71 million expense recorded for the nine months ended September 30, 2022, mainly due to provisions recorded in connection with the February 2023 earthquakes and, to a lesser extent, the update of provisions for pensions and other employee benefit commitments, partially offset by the depreciation of the Turkish lira against the euro.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2023 was €1,089 million, a 9.7% decrease compared with the €1,205 million recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2023 was €658 million, a 26.1% decrease compared with the €890 million expense recorded for the nine months ended September 30, 2022, as a result of the revaluation for tax purposes of certain fixed assets and other depreciable assets of Garanti BBVA arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213. The impact of this law led to a corporate income tax credit in the first quarter of the year amounting to approximately €260 million, due to the higher tax base of such assets, partially offset by the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit as a result of the application of IAS 29 (see “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”) and the increase in the applicable tax rate from 23% to 25% since April 2022. In addition, current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position. Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, entered into force in Turkey. Among others, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions has been increased from 25% (applicable since April 2022) to 30%. This change is applicable to profit generated in tax periods beginning on or after January 1, 2023 and has been considered in preparing the Unaudited Condensed Interim Consolidated Financial Statements. The impact of this change was not material to the results of the BBVA Group.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2023 amounted to €64 million, compared with th~~e~~ €18 million loss recorded for the nine months ended September 30, 2022, as a result, in part, of the increase in profit. In addition, the period-on-period change was affected by the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2023 amounted to €367 million, a 10.2% increase compared with the €333 million recorded for the nine months ended September 30, 2022.

SOUTH AMERICA

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	3,892	3,074	26.6
Net fees and commissions	584	608	(4.1)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	386	355	8.7
Other operating income and expense, net	(1,367)	(940)	45.4
Income and expense on insurance and reinsurance contracts	82	90	(8.0)
Gross income	3,577	3,186	12.3
Administration costs	(1,541)	(1,363)	13.0
Depreciation and amortization	(136)	(130)	4.7
Net margin before provisions (2)	1,900	1,693	12.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(864)	(482)	79.2
Provisions or reversal of provisions and other results	(15)	(63)	(75.9)
Operating profit / (loss) before tax	1,021	1,148	(11.0)
Tax expense or income related to profit or loss from continuing operations	(265)	(241)	9.8
Profit	756	906	(16.6)
Profit attributable to non-controlling interests	(260)	(281)	(7.6)
Profit attributable to parent company	496	625	(20.6)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2023, the Peruvian sol appreciated by 0.5%, against the euro in average terms, compared with the nine months ended September 30, 2022. The Argentine peso and the Colombian peso depreciated by 61.3% (considering the period-end exchange rates) and 9.5%, respectively, against the euro in average terms, compared with the nine months ended September 30, 2022. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the nine months ended September 30, 2023 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the nine months ended September 30, 2023 and 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” in our 2022 Form 20-F).
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2023 amounted to €3,892 million, a 26.6% increase compared with the €3,074 million recorded for the nine months ended September 30, 2022, mainly as a result of increases in the volume of the commercial loan portfolio, credit card loans and the securities portfolio in Argentina, and, to a lesser extent, increases in yield in the securities portfolio in Argentina and Peru, partially offset by significantly higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the Argentine peso and the Colombian peso against the euro, which had a greater impact on interest income than on interest expense. At constant exchange rates, there was a 67.6% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 8.01% for the nine months ended September 30, 2023, compared with 6.49% for the nine months ended September 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2023 amounted to €584 million income, a 4.1% decrease compared with the €608 million income recorded for the nine months ended September 30, 2022 as result mainly of the depreciation of the Argentine peso and the Colombian peso against the euro. At a constant exchange rate, there was an 18.9% increase, mainly due to increases in payment systems-related fees in Argentina and, to a lesser extent, in Colombia.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the nine months ended September 30, 2023 were €386 million, an 8.7% increase compared with the €355 million gain recorded for the nine months ended September 30, 2022, mainly due to the higher gains from the Global Markets unit in Argentina and trading transactions in Peru, partially offset by negative exchange rate differences in Colombia and the depreciation of the Argentine peso and the Colombian peso.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2023 was a €1,367 million expense, a 45.4% increase compared with the €940 million expense recorded for the nine months ended September 30, 2022, mainly driven by the adjustment for hyperinflation in Argentina, partially offset by the depreciation of the Argentine peso and the Colombian peso. The line item “Other operating income and expense, net” mainly reflects the impact of the adjustment for hyperinflation in Argentina, which monetary loss for the nine months ended September 30, 2023 amounted to €953 million, compared to the €670 million monetary loss recorded for the nine months ended September 30, 2022.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2023 was €82 million, an 8.0% decrease compared with the €90 million net income recorded for the nine months ended September 30, 2022 as result mainly of the depreciation of the Argentine peso and the Colombian peso against the euro. At constant exchange rates, there was a 37.9% increase, mainly as a result of higher income related to life insurance in Argentina and Colombia.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2023 amounted to €1,541 million, a 13.0% increase compared with the €1,363 million recorded for the nine months ended September 30, 2022, mainly as a result of increases in personnel expenses, mainly driven by salary updates in Argentina (as a result of the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) and, to a lesser extent, overall increases in Colombia and Peru, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 was a €136 million expense, a 4.7% increase compared with the €130 million expense recorded for the nine months ended September 30, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2023 was an €864 million expense, a 79.2% increase compared with the €482 million expense recorded for the nine months ended September 30, 2022, mainly as a result of higher credit impairment requirements in Stage 3 retail loans in Peru as a result of the expiration of the grace period granted under the Reactiva program in September 2023, and, to a lesser extent, an increase in credit impairments in credit card loans and in the securities portfolio in Argentina as a result in part of increased activity compared to the prior period, additional credit impairment requirements in consumer loans in Stage 2 and Stage 3 in Colombia and higher additions to Stage 3 loans in Chile (as a result of the update in the definition of credit impaired assets), within an inflationary environment and overall unfavorable macroeconomic conditions, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2023 were a €15 million expense, a 75.9% decrease compared with the €63 million expense recorded for the nine months ended September 30, 2022, attributable mainly to lower provisions for legal contingencies.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2023 was €1,021 million, an 11.0% decrease compared with the €1,148 million profit recorded for the nine months ended September 30, 2022.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2023 was €265 million, a 9.8% increase compared with the €241 million expense recorded for the nine months ended September 30, 2022, mainly as a result of a reduction in deferred tax liabilities and, to a lesser extent, the increase in the applicable tax rate in Colombia from 38% to 40% (effective as of January 1, 2023).
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2023 amounted to €260 million, a 7.6% decrease compared with the €281 million recorded for the nine months ended September 30, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2023 amounted to €496 million, a 20.6% decrease compared with the €625 million recorded for the nine months ended September 30, 2022.

REST OF BUSINESS

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	405	243	66.6
Net fees and commissions	192	186	3.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	251	151	66.6
Other operating income and expense, net	1	2	(24.6)
Income and expense on insurance and reinsurance contracts	2	3	(19.4)
Gross income	852	584	45.8
Administration costs	(409)	(350)	16.9
Depreciation and amortization	(19)	(17)	9.0
Net margin before provisions (2)	424	217	95.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(25)	(4)	n.m. (3)
Provisions or reversal of provisions and other results	10	15	(33.0)
Operating profit / (loss) before tax	410	229	79.2
Tax expense or income related to profit or loss from continuing operations	(88)	(46)	89.2
Profit	322	182	76.7
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	322	182	76.7
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the nine months ended September 30, 2023, the U.S. dollar depreciated by 1.8% against the euro in average terms, compared with the nine months ended September 30, 2022, resulting in a slightly negative exchange rate effect on our consolidated income statement for the nine months ended September 30, 2023 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2023 amounted to €405 million, a 66.6% increase compared with the €243 million recorded for the nine months ended September 30, 2022, mainly due to increased activity of the branches located in Europe and New York and higher yields, in particular, in Portugal, supported by the higher interest rate environment, partially offset by the lower contribution from the Global Markets unit in Asia. The net interest margin over average total assets of this operating segment amounted to 1.06% for the nine months ended September 30, 2023, compared with 0.72% for the nine months ended September 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2023 amounted to €192 million, a 3.5% increase compared with the €186 million recorded for the nine months ended September 30, 2022 mainly due to increased commissions from the broker-dealer BBVA Securities Inc. in the United States and from the New York branch, which offset the lower fees generated by the Global Markets unit in Europe.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the nine months ended September 30, 2023 were €251 million, a 66.6% increase compared with the €151 million net gain recorded for the nine months ended September 30, 2022, mainly due to the higher gains from the New York branch and, to a lesser extent, from the Global Markets unit in Europe.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2023 was €1 million income compared with the €2 million income recorded for the nine months ended September 30, 2022.

Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2023 amounted to €409 million, a 16.9% increase compared with the €350 million recorded for the nine months ended September 30, 2022, mainly due to higher personnel expenses in the New York branch and in Europe.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2023 amounted to €19 million compared with the €17 million recorded for the nine months ended September 30, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2023 was a €25 million expense, compared with the €4 million expense recorded for the nine months ended September 30, 2022, mainly as a result of higher credit impairments in the retail portfolio in Portugal.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2023 were a €10 million income, a 33.0% decrease compared with the €15 million income recorded for the nine months ended September 30, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2023 was €410 million, a 79.2% increase compared with the €229 million recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2023 was €88 million, an 89.2% increase compared with the €46 million expense recorded for the nine months ended September 30, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2023 amounted to €322 million, a 76.7% increase compared with the €182 million recorded for the nine months ended September 30, 2022.

CORPORATE CENTER

	For the nine months ended September 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(253)	(97)	159.8
Net fees and commissions	(40)	(25)	59.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(697)	(80)	n.m. (2)
Other operating income and expense, net	49	59	(17.2)
Income and expense on insurance and reinsurance contracts	(1)	(1)	50.9
Gross income	(943)	(144)	n.m. (2)
Administration costs	(459)	(444)	3.4
Depreciation and amortization	(155)	(149)	3.9
Net margin before provisions (3)	(1,557)	(737)	111.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	(1)	n.m. (2)
Provisions or reversal of provisions and other results	(2)	(3)	(44.1)
Operating profit / (loss) before tax	(1,558)	(741)	110.1
Tax expense or income related to profit or loss from continuing operations	232	168	38.2
Profit / (loss)	(1,326)	(574)	131.2
Profit / (loss) attributable to non-controlling interests	5	7	(36.3)
Profit / (loss) attributable to parent company	(1,321)	(566)	133.4
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the nine months ended September 30, 2023 was €253 million compared with the €97 million net expense recorded for the nine months ended September 30, 2022, mainly due to significantly higher funding costs as a result of the increases in reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the nine months ended September 30, 2023 was an expense of €40 million, a 59.8% increase compared with the €25 million expense recorded for the nine months ended September 30, 2022, mainly as a result of the high fees paid in connection with the Annual General Meeting held in March 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the nine months ended September 30, 2023 were €697 million, compared with the €80 million loss recorded for the nine months ended September 30, 2022, as a result of the negative impact of changes in exchange rates on foreign currency positions, which has been negative with respect to the U.S. dollar positions (though positive, to a significantly lesser extent, with respect to the Mexican peso positions).
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the nine months ended September 30, 2023 was €49 million of net income, a 17.2% decrease compared with the €59 million net income recorded for the nine months ended September 30, 2022.
Administration costs
Administration costs of the Corporate Center for the nine months ended September 30, 2023 amounted to €459 million, a 3.4% increase compared with the €444 million recorded for the nine months ended September 30, 2022.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the nine months ended September 30, 2023 was €155 million, a 3.9% increase compared with the €149 million recorded for the nine months ended September 30, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the nine months ended September 30, 2023 were a €2 million expense compared to €3 million expense recorded for the nine months ended September 30, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the nine months ended September 30, 2023 was €1,558 million compared with the €741 million loss recorded for the nine months ended September 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the nine months ended September 30, 2023 amounted to €232 million, a 38.2% increase compared with the €168 million income recorded for the nine months ended September 30, 2022, mainly as a result of the higher operating loss before tax and the adjustment for the estimation of the annual tax rate for the BBVA Group.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the nine months ended September 30, 2023 was €1,321 million compared with the €566 million loss recorded for the nine months ended September 30, 2022.

Capital
As of September 30, 2023 and December 31, 2022, total capital is calculated in accordance with current regulations on minimum capital requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate total capital levels, as well as the various internal capital adequacy assessment processes Spanish credit institution should have in place and the information such institutions should disclose to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
With regard to minimum capital requirements, the ECB, in its announcement on March 12, 2020, allowed banks to use Additional Tier 1 and Tier 2 capital instruments to comply with the Pillar II (P2R) requirements, with the same levels of composition as Pillar I requirements, which is known as “Pillar 2 tiering”. Based on the results of the latest Supervisory Review and Evaluation Process (“SREP”), the ECB informed the Group that, from January 1, 2023 onwards, the “Pillar 2” requirement would be maintained at 1.5%, to be distributed according to the Pillar 2 tiering.
The consolidated total capital requirement as of September 30, 2023 is 13.00%, which includes: (i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.5%); (ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.5%); (iii) the capital requirement of Tier 2 of Pillar 1 (2%); (iv) the CET1 requirement of Pillar 2 (0.96%); (v) the AT1 requirement of Pillar 2 (0.28%); (vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); (vii) the capital conservation buffer (2.5% of CET1); (viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and (ix) the Countercyclical Capital buffer of 0.06% of CET1. The CET1 ratio requirement is 8.77%.
According to a resolution from the Bank of Spain of September 2023, BBVA is an “Other Systemically Important Institution” (hereinafter referred to as O-SII). This resolution also sets the corresponding O-SII capital buffer, which was increased by 25 basis points compared to the buffer established in the previous year, standing at 100 basis points (1%) as from January 1, 2024. This increase is due to the adaptation of the Bank of Spain’s methodology for the determination of the O-SII capital buffers to the revision of the methodological framework on O-SII minimum buffers established by the ECB.
BBVA Group’s fully-loaded CET1 ratio stood at 12.73% as of September 30, 2023, which represents an increase of +12 basis points compared to December 31, 2022, and the consolidated phased-in CET1 stood also at 12.73%, which represents an increase of +5 basis points in the nine months ended September 30, 2023, since the transitory adjustments for the treatment of the impacts of IFRS 9 have no effect on capital ratios as of September 30, 2023.
These ratios include the period-on-period regulatory differences included during the first quarter of 2023 (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” in our 2022 Form 20-F and Note 32 to our Consolidated Financial Statements), with an impact of -20 basis points on CET1. Additionally, since the deduction for the prudential hedging of non-performing exposures has been incorporated in the Group’s capital requirement, such deduction has been reversed from the CET1, resulting in an impact of +19 basis points. Excluding these effects, the fully-loaded CET1 ratio increased by +13 basis points compared to December 31, 2022.
Fully-loaded risk-weighted assets (RWA) increased in the nine months ended September 30, 2023 by approximately €21 billion, as a result, in part, of the increase in the loan portfolio and the increase in RWA for market risk, which was partially offset by the effect of changes in exchange rates.
The fully-loaded AT1 ratio stood at 1.72% as of September 30, 2023, which included the impact of the €1 billion CoCos issued at par value in June 2023, and the $1 billion CoCos issued in September 2023.
The fully-loaded Tier 2 ratio stood at 2.05% as of September 30, 2023, which represents an increase of +26 basis points compared to December 31, 2022, mainly due to the issuance of three series of subordinated bonds (€750 million in Spain in June 2023, $1 billion in Mexico in June 2023 and GBP 300 million issued by Banco Bilbao Vizcaya Argentaria, S.A. in September 2023).
As a result of the above, the total fully-loaded capital ratio stood at 16.51% as of September 30, 2023.
With effect from January 1, 2023, the application of part of the transitional effects applied by the Group in the determination of the phased-in ratio has ended, so that as of September 30, 2023 the phased-in ratios coincide with the fully-loaded ratios.

Our consolidated ratios as of September 30, 2023 and December 31, 2022 were as follows:

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in		CRD IV fully-loaded
	September 30, 2023 (1)	December 31, 2022 (2)	September 30, 2023 (1)	December 31, 2022 (2)
Common Equity Tier 1 (CET1)	45,567	42,738	45,567	42,484
Tier 1	51,735	47,931	51,735	47,677
Tier 2	7,350	5,930	7,350	6,023
Total capital (Tier 1 + Tier 2)	59,085	53,861	59,085	53,699
Risk-weighted assets	357,972	337,066	357,972	336,884
CET1 (%)	12.73	12.68	12.73	12.61
Tier 1 (%)	14.45	14.22	14.45	14.15
Tier 2 (%)	2.05	1.76	2.05	1.79
Total capital ratio (%)	16.51	15.98	16.51	15.94
(1)Preliminary data.
(2)The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly as a result of the application of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). As of September 30, 2023, there were no differences between phased-in and fully-loaded ratios due to the temporary nature of such treatments.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March 8, 2022, BBVA announced that it had received a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (“SRB”), calculated taking into account the financial and supervisory information as of June 30, 2021. In accordance with this MREL communication, BBVA must maintain, as from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group shall be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be 3.32%, considering exposures subject to the calculation of the countercyclical buffer as of June 30, 2023.
In addition, BBVA has to reach, since January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).
Given the own funds and eligible liabilities structure of the resolution group as of September 30, 2023, the MREL in RWA ratio stood at 27.23%, complying with the aforementioned requirement. In addition, as of September 30, 2023, the MREL in LR was 11.31% and the subordination ratios in terms of RWA and in terms of LR were 22.50% and 9.35%, respectively.
On June 14, 2023 BBVA announced that it had received a new communication from the Bank of Spain regarding its MREL requirement, established by SRB, calculated taking into account the financial and supervisory information as of December 31, 2021. In accordance with this new MREL communication, BBVA has to reach, as from January 1, 2024, a MREL in RWA equal to 22.11% and a subordination requirement in RWA equal to 13.50%. The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be 3.32% as of September 30, 2023, considering exposures subject to the calculation of the countercyclical buffer as of June 30, 2023. Given the own funds and eligible liabilities structure of the resolution group as of September 30, 2023, the MREL in RWA met the requirement.
Finally, as of September 30, 2023, the fully-loaded leverage ratio stood at 6.59% compared to 6.46% as of December 31, 2022, mainly due to the increase in Tier 1 capital.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2023

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDIX

APPENDIX I. Unaudited condensed consolidated balance sheets at the IFRS 17 transition date and effective date and unaudited condensed consolidated income statements for the nine months ended September 30, 2022
F-36

Unaudited condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022

ASSETS (Millions of Euros)
	Notes	September 2023	December 2022
Cash, cash balances at central banks and other demand deposits	8	66,859	79,756
Financial assets held for trading	9	134,804	110,671
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,490	6,888
Financial assets designated at fair value through profit or loss	11	939	913
Financial assets at fair value through other comprehensive income	12	63,792	65,374
Financial assets at amortized cost	13	446,046	414,421
Derivatives - hedge accounting		1,596	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(135)	(148)
Joint ventures and associates	14	926	916
Insurance and reinsurance assets	21	198	183
Tangible assets	15	9,385	8,737
Intangible assets	16	2,310	2,156
Tax assets	17	17,799	16,725
Other assets	18	3,713	2,586
Non-current assets and disposal groups classified as held for sale	19	1,013	1,022
TOTAL ASSETS		757,736	712,092

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	September 2023	December 2022
Financial liabilities held for trading	9	118,276	95,611
Financial liabilities designated at fair value through profit or loss	11	12,862	10,580
Financial liabilities at amortized cost	20	544,853	529,172
Derivatives - hedge accounting		3,204	3,303
Liabilities under insurance and reinsurance contracts	21	11,260	10,131
Provisions	22	4,760	4,933
Tax liabilities	17	3,160	2,935
Other liabilities	18	5,908	4,909
Liabilities included in disposal groups classified as held for sale	19	—	—
TOTAL LIABILITIES		704,283	661,575

SHAREHOLDERS’ FUNDS		65,963	64,535
Capital	24	2,923	2,955
Share premium		20,514	20,856
Other equity		34	63
Retained earnings	25	36,285	32,711
Other reserves	25	1,249	2,345
Less: Treasury shares		(51)	(29)
Profit or loss attributable to owners of the parent		5,961	6,358
Less: Interim dividends		(952)	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(16,213)	(17,642)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	3,703	3,623
TOTAL EQUITY		53,453	50,517
TOTAL EQUITY AND TOTAL LIABILITIES		757,736	712,092
MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	September 2023	December 2022
Loan commitments given	28	155,636	136,920
Financial guarantees given	28	17,299	16,511
Other commitments given	28	41,996	39,137
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the nine months ended September 30, 2023 and 2022

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	September 2023	September 2022
Interest and other income	29.1	35,766	22,155
Financial assets at fair value through other comprehensive income		3,054	2,214
Financial assets at amortized cost		28,220	17,208
Other interest income		4,493	2,734
Interest expense	29.2	(17,923)	(8,366)
NET INTEREST INCOME		17,843	13,790
Dividend income	30	75	79
Share of profit or loss of entities accounted for using the equity method		20	15
Fee and commission income	31	7,239	6,152
Fee and commission expense	31	(2,646)	(2,108)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	(16)	50
Gains (losses) on financial assets and liabilities held for trading, net	32	766	141
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	(50)	(27)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	167	360
Gains (losses) from hedge accounting, net	32	51	(36)
Exchange differences, net	32	513	1,180
Other operating income	33	443	407
Other operating expense	33	(3,242)	(2,592)
Income from insurance and reinsurance contracts	34	2,625	2,076
Expense from insurance and reinsurance contracts	34	(1,685)	(1,234)
GROSS INCOME		22,104	18,255
Administration costs	35	(8,187)	(6,836)
Depreciation and amortization	36	(1,054)	(990)
Provisions or reversal of provisions	37	(210)	(241)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(3,203)	(2,380)
NET OPERATING INCOME		9,450	7,807
Impairment or reversal of impairment of investments in joint ventures and associates		10	13
Impairment or reversal of impairment on non-financial assets	39	(17)	(7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		6	(12)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	40	37	(92)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		9,487	7,710
Tax expense or income related to profit or loss from continuing operations		(3,204)	(2,655)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		6,283	5,054
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		6,283	5,054
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	322	259
ATTRIBUTABLE TO OWNERS OF THE PARENT		5,961	4,795
		September 2023	September 2022
EARNINGS (LOSSES) PER SHARE (Euros)		0.96	0.73
Basic earnings (losses) per share from continuing operations		0.96	0.73
Diluted earnings (losses) per share from continuing operations		0.96	0.73
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the nine months ended September 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	September 2023	September 2022
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	6,283	5,054
OTHER RECOGNIZED INCOME (EXPENSE)	1,406	1,767
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(59)	213
Actuarial gains (losses) from defined benefit pension plans	(236)	303
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	177	(120)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(41)	180
Income tax related to items not subject to reclassification to income statement	41	(150)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,465	1,554
Hedge of net investments in foreign operations (effective portion)	(975)	(1,534)
Valuation gains (losses) taken to equity	(975)	(1,534)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	2,483	5,280
Translation gains (losses) taken to equity	2,483	5,280
Transferred to profit or loss	—	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	543	(517)
Valuation gains (losses) taken to equity	543	(546)
Transferred to profit or loss	—	29
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(583)	(2,677)
Valuation gains (losses) taken to equity	(672)	(2,727)
Transferred to profit or loss	89	50
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	14	1
Income tax relating to items subject to reclassification to income statements	(17)	1,001
TOTAL RECOGNIZED INCOME (EXPENSE)	7,689	6,821
Attributable to minority interests (non-controlling interests)	306	1,380
ATTRIBUTABLE TO THE PARENT COMPANY	7,383	5,441
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2023												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income (expense) recognized	—	—	—	—	—	—	—	—	5,961	—	1,422	(16)	322	7,689
Other changes in equity	(32)	(342)	—	(29)	3,574	—	(1,096)	(22)	(6,358)	(230)	7	—	(226)	(4,753)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(32)	(342)	—	—	25	—	(74)	422	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,857)	—	—	—	—	(952)	—	—	(227)	(3,036)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,510)	—	—	—	—	—	(1,510)
Sale or cancellation of treasury shares	—	—	—	—	—	—	(2)	1,065	—	—	—	—	—	1,063
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,648	—	(21)	—	(6,358)	722	7	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(41)	—	—	—	—	—	—	—	—	—	(41)
Other increases or (-) decreases in equity	—	—	—	10	(242)	—	(998)	—	—	—	—	—	1	(1,229)
Balances as of September 30, 2023	2,923	20,514	—	34	36,285	—	1,249	(51)	5,961	(952)	(16,213)	(3,125)	6,828	53,453
(1) Balances as of December 31, 2022 as originally reported in the consolidated financial statements for the year 2022.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2022												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2022 ⁽[1]⁾	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	178	—	—	—	—	—	(186)	1	(6)	(12)
Adjusted initial balance	3,267	23,599	—	60	32,019	—	(1,857)	(647)	4,653	(532)	(16,662)	(8,413)	13,261	48,748
Total income (expense) recognized	—	—	—	—	—	—	—	—	4,795	—	646	1,121	259	6,821
Other changes in equity	(313)	(2,743)	—	(6)	783	—	4,186	598	(4,653)	(190)	(822)	4,255	(6,831)	(5,736)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(313)	(2,743)	—	—	250	—	(355)	3,160	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,463)	—	—	—	—	(722)	—	—	(184)	(2,369)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,915)	—	—	—	—	—	(2,915)
Sale or cancellation of treasury shares	—	—	—	—	—	—	8	353	—	—	—	—	—	361
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity (2)	—	—	—	—	2,244	—	2,698	—	(4,653)	532	(822)	4,255	(4,255)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity (2)	—	—	—	16	(248)	—	1,834	—	—	—	—	—	(2,393)	(791)
Balances as of September 30, 2022	2,955	20,856	—	54	32,802	—	2,329	(48)	4,795	(722)	(16,838)	(3,037)	6,689	49,833
(1) Balances as of December 31, 2021 as originally reported in the consolidated financial statements for the year 2021.
(2) The headings "Transfers among components of equity" and "Other increases or decreases in equity" include the effects of the application of IAS 29 in the subsidiaries in Turkey for amounts of €-1,873 million in "Retained earnings", €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Minority interests" include, €-1,621 million in "Other" and €1,480 million in "Accumulated other comprehensive income (loss)".
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	September 2023	September 2022
CASH FLOWS FROM OPERATING ACTIVITIES (1)	(11,809)	28,679
Of which hyperinflation effect from operating activities	1,958	2,590
Profit for the period	6,283	5,054
Adjustments to obtain the cash flow from operating activities	9,211	8,783
Depreciation and amortization	1,054	990
Other adjustments	8,157	7,792
Net increase/decrease in operating assets/liabilities	(23,514)	16,782
Financial assets/liabilities held for trading	(935)	17,229
Non-trading financial assets mandatorily at fair value through profit or loss	(930)	(405)
Other financial assets/liabilities designated at fair value through profit or loss	1,371	71
Financial assets at fair value through other comprehensive income	412	(3,063)
Financial assets/liabilities at amortized cost	(22,678)	4,130
Other operating assets/liabilities	(754)	(1,180)
Collection/Payments for income tax	(3,790)	(1,941)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(1,247)	(3,888)
Of which hyperinflation effect from investing activities	768	606
Tangible assets	(992)	(1,656)
Intangible assets	(456)	(447)
Investments in joint ventures and associates	29	32
Subsidiaries and other business units	6	(1,389)
Non-current assets/liabilities held for sale	166	(428)
Other settlements/collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(376)	(6,720)
Of which hyperinflation effect from financing activities	—	—
Dividends	(1,857)	(1,463)
Subordinated liabilities	2,451	(2,183)
Common stock amortization/increase	(31.675)	(313)
Treasury stock acquisition/disposal	(444)	(2,256)
Other items relating to financing activities	(495)	(505)
EFFECT OF EXCHANGE RATE CHANGES (4)	535	2,207
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	(12,896)	20,277
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	79,756	67,799
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	66,859	88,076

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	September 2023	September 2022
Cash on hand	8	6,866	6,640
Cash balances at central banks	8	53,671	70,913
Other demand deposits	8	6,323	10,523
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	66,859	88,076
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the nine months ended September 30, 2023
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2022 were authorized for issue on March 6, 2023.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the nine-month period ended September 30, 2023 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”) and have been approved by the Board of Directors at its meeting held on October 30, 2023. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2022.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2022, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2022, except for the new Standards and Interpretations that became effective from January 1, 2023 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of September 30, 2023, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the nine months ended September 30, 2023.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the consolidated financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.Comparative information
IFRS 17 "Insurance Contracts"
As of January 1, 2023, IFRS 17 "Insurance Contracts" replaced IFRS 4 in the accounting treatment of insurance contracts. IFRS 17 is mandatory for financial years beginning on January 1, 2023, with comparative information of at least one year, that is, for the BBVA Group, from January 1, 2022, therefore the information referring to December 31, 2022 and September 30, 2022 has been restated (see Note 2.1 and Appendix I). The impact of these retrospective adjustments was not significant for the consolidated financial statements of the BBVA Group.
1.4.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and in the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets and the forecast of corporate tax expense (see Note 17).
The significant prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of September 30, 2023. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.
During the nine-month period ended on September 30, 2023 there have been no significant changes in the estimates made at the end of the 2022 financial year, other than those indicated in these Consolidated Financial Statements.
1.5.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2022.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2022 (as set forth in Note 2 thereto) except for the entry into force of new standards and interpretations in the year 2023.
2.1.Standards and interpretations that became effective in the first nine months of 2023
Entry into force of IFRS 17 – Insurance contracts
Initial application
IFRS 17 has superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and presentation of contracts that transfer significant insurance risk, based on a model that uses updated assumptions at each reporting period. The Group has applied IFRS 17 to "insurance contracts" as of January 1, 2023. In order to make 2022 information comparable with the information as of and for the nine months ended September 30, 2023, 2022 information was restated by recording in equity the valuation differences arising from the application of IFRS 17 and IFRS 4, respectively (see Appendix I).
The application of IFRS 17 has not had a significant impact on the consolidated financial statements of the BBVA Group (see Appendix I). The main differences in accounting come from long-term contracts, and have been recorded in accumulated other comprehensive income (loss) and retained earnings. In short-term contracts there are no significant differences in their accounting with respect to the previous situation, nor a significant equity impact in initial application. The impact on the Group of "onerous" products has been not significant.

During 2022, a generalized neutral effect has been observed in the results, comparing those expressed under IFRS 4 with those restated under IFRS 17, except in specific cases, affecting reserves in the initial application. For its part, the evolution of interest rates during 2022 included, in other accumulated comprehensive income (loss), the net effect of the change in the fair value of the liabilities under insurance and reinsurance contracts and the associated financial assets.
IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. For this reason, the BBVA Group has developed an accounting policy on insurance contracts under IFRS 17 and an operational guide to govern the calculation process, which seeks to ensure adequate control in the preparation of the aforementioned financial information.
This note includes a non-exhaustive summary of the main judgments and estimates, as well as the accounting policy options chosen.
Grouping and classification
The BBVA Group groups insurance contracts taking into account whether they are subject to similar risks and are managed jointly, their profitability or onerousness, and their year of issuance or cohort, grouping by this last criterion the contracts issued in the calendar year, i.e., between January 1 and December 31 of each year. In general, the Group classifies the profitability of contracts into two groups: onerous contracts, and non-onerous contracts or contracts without a significant possibility of becoming onerous1.
Since the Group has chosen the fair value transition approach, for long-term contracts issued prior to the transition date (January 1, 2022), it has not been necessary to aggregate the contracts by previous cohorts. For contracts issued after the transition date, the Group classifies them by year of issuance, and therefore, the Group has not accepted the exception provided for in the adoption of the standard by the European Union on annual cohorts in products with matched cash flows2.
The Group has evaluated whether a significant insurance risk from another party is accepted in its contracts, agreeing to compensate the holder of the insurance policy if an uncertain future event occurs that affects it adversely. From this evaluation it has been concluded that all the insurance contracts that were under the scope of IFRS 4 meet the definition of insurance contract and therefore, the introduction of IFRS 17 does not imply any reclassification, with the exception of certain insurance products of BBVA Seguros, S.A de Seguros y Reaseguros, which do not transfer significant insurance risk, and therefore, are valued under IFRS 9.
Valuation methods
The Group has carried out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, applying the General Model (Building Block Approach) by default to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Fee Approach.
The General Model requires that insurance contracts are valued for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
–and the Contractual Service Margin (CSM), which represents the expected unearned profit from insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
The amount recognized in the balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows. The Group uses the General Model for the valuation of liabilities under insurance and reinsurance contracts that correspond to long-term commitments, a portfolio that represents the majority of what is recorded in the balance sheet.
The BBVA Group has defined and identified for each group of contracts the hedging units to be used for the release to profit or loss of the contractual service margin, in accordance with IFRS 17, and subsequent interpretations issued by the Transition Resource Group for IFRS 17 and the IFRIC. Furthermore, the Group has chosen the accounting policy option of not changing the treatment of accounting estimates made in previous interim closings.
The Group used the Simplified Model in the valuation of the liability for remaining coverage of contracts with a coverage period of one year or less, or in those contracts with a duration of more than one year but which are not expected to have a material valuation different from that of the General Model. Under this model, the liability for remaining coverage is made up of the premiums received (collected), less the cash flows for the acquisition of the insurance paid, plus or minus the premiums or expected acquisition cash flows recorded in the income statement, respectively. The income statement recording is carried out on a linear basis throughout the coverage period of the contract, in the event that the accrual of income is also accrued. By default, it has chosen to defer acquisition expenses, although there is an option to recognize such expenses when they are incurred. In turn, the groups of contracts valued under this model have a liability for incurred claims calculated in a manner similar to that of the General Model.
On the other hand, the contracts valued following the Variable Fee Approach represent a residual amount in the Group.
1 There is the possibility of defining three or more onerous groups.
2 Article 2 of Regulation (EU) 2021/2036 of the Commission of November 19, 2021.

Discount rate
The methodology used to obtain the discount rate differs according to the entity and portfolio to which it is applied, highlighting mainly the cases of the companies in Spain and Mexico. In the first case, the top-down approach has been mainly applied and it has been verified that the Internal Rate of Return (hereinafter “IRR”) of the entity’s asset portfolio converges with the IRR of a reference portfolio from which the EIOPA (European Insurance and Occupational Pensions Authority) fundamental spread is discounted for. In the second case, the top-down approach has been used for immunized portfolios, eliminating the spread for credit risk through the EIOPA fundamental spread. However, in non-immunized portfolios, the bottom-up approach has been used, using the swap curve as the risk-free curve.
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation required for bearing uncertainty about the amount and timing of the associated cash flows. To estimate the non-financial risk adjustment, the Group has used its own methodologies based on calculations of the Value at Risk (VaR) of the commitments associated with the Life and Non-Life businesses.
Onerosity
The Group has classified the contracts valued under the General Model into groups of onerous contracts, considering the fulfillment cash flows, acquisition expenses and any other attributable cash flow. The evaluation is normally carried out contract by contract, except in those cases in which it can be grouped into sets of homogeneous contracts. With contracts valued by the Simplified Model, by default it is assumed that they are not onerous at their initial recognition, unless there are facts and circumstances that indicate otherwise.
In the same way as the contractual service margin, which represents the estimated future benefit of the insurance contract, the loss component is the estimated loss of the contract. The accounting record of these two concepts has a different temporality: while the margin is deferred throughout the duration of the contract according to the contractual limits, the loss component is recognized in the income statement as soon as it is known. Throughout the life of a contract, the assumptions used to project future cash flows may change and, consequently, the expected return on a contract may increase or decrease. This means that a group of contracts initially classified as onerous may become more onerous, or on the contrary, in the subsequent measurement the assumptions used in the cash flows may change so much that the previously recognized loss could be reversed.
Results
In general, for the presentation of the financial income or expenses from insurance contracts that arise as a result of the change in the discount rate, both due to the effect of the time value of money as well as the effect of financial risk, the Group has chosen the accounting policy option of disaggregating these financial income or expenses from insurance contracts between recording them in the "Net interest income" and "Accumulated other comprehensive income (loss)", in order to minimize accounting asymmetries in the valuation and recognition of financial investments under IFRS 9 and insurance contracts under IFRS 17.
The Group has chosen to disaggregate the changes in the risk adjustment between financial and non-financial, so that the change in the value of the risk adjustment derived from the effect of the time value of money, and changes in it, is recorded as a financial income or expense from insurance contracts. Insurance revenue is recognized over the period the entity provides insurance coverage, excluding any investment component.
Transition
Of liabilities under insurance contracts held as of the transition date, January 1, 2022, those corresponding to long-term commitments to which the General Model has been applied, have been valued in transition using the fair value approach, given the impracticability of applying IFRS 17 retroactively, given the disproportionate cost and difficulty of obtaining the historical data necessary to apply a full retrospective approach given the age of these products on the balance sheet and their remaining duration. The fair value approach contemplates the determination of the contractual service margin or the loss component of the liability for remaining coverage, based on the difference between the fair value based on the requirements of IFRS 13 and the present value of the fulfillment cash flows based on IFRS 17. The application of the fair value in transition criteria allows contracts issued more than one year apart to be included in the same group and therefore not to differentiate by cohorts, an option that the Group has opted for. On the other hand, the short-term contracts valued by the Simplified Model, in transition have been valued using the full retrospective approach.
Redesignation of financial assets
On the date of initial application of IFRS 17, as the BBVA Group was already applying IFRS 9, it has accepted the option of reassessing the classification of financial assets associated with contracts within the scope of IFRS 17, redesignating as of January 1, 2022 certain financial assets previously classified in the portfolio of "Financial assets at amortized cost" to "Financial assets at fair value through other comprehensive income (loss)", considering that the business model that best suits the objectives of the insurance contracts to which these investments are subject is to obtain the contractual cash flows and sell such financial assets (see Appendix I).
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors"
In February 2021 the International Accounting Standards Board (hereinafter "IASB") issued amendments to this IAS with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the financial statements. The amendments to IAS 1 require entities to disclose accounting policies that are material rather than significant accounting policies and provide guidance to help apply the concept of materiality in financial statement disclosures. The amendments to IAS 8 introduce clarifications to distinguish between the concept of accounting estimate and that of accounting policy. The amendments have entered into force on January 1, 2023, with no significant impact on the consolidated financial statements of the BBVA Group.

Amendment IAS 12 – Income taxes
The IASB issued an amendment to IAS 12 to clarify that entities should recognize deferred tax arising on transactions such as leases or decommissioning obligations. The amendment requires entities to recognize a deferred tax asset and liability separately when the temporary differences arising in the recognition of an asset and a liability are the same, not being possible to apply the initial recognition exception provided for in the standard. The purpose of the amendments has been to reduce the diversity in the presentation of information on deferred taxes in said transactions. The modification entered into force on January 1, 2023, although its early application was allowed, with no significant impact on the consolidated financial statements of the BBVA Group.
2.2.Standards and interpretations issued but not yet effective as of September 30, 2023
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of September 30, 2023. The Group is currently evaluating the potential effects of these new standards and amendments. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new interpretations or amendments.
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
Amendment to IAS 12 - International Tax Reform Pillar Two Model Rules
On December 20, 2021, the OECD published an international tax initiative that sets forth a framework of rules (“GloBE -Global Anti-Base Erosion Rules”) for the application of the “Pillar Two Model Rules”, establishing a supplementary tax system that makes the effective rate of taxation of certain multinational groups in certain jurisdiction reach the minimum rate of 15%.
The European Union has published a Directive incorporating this initiative into European law. As of September 30, 2023, Spain has not yet transposed such Directive into the national tax legislation. The BBVA Group is analyzing the implications of this new regulation.
For its part, and in relation to this initiative, in May 2023 the IASB published an amendment to IAS 12 to clarify how to deal with the accounting treatment of the results derived from the Pillar II initiative (as enacted or substantially enacted) in each country. The amendment to IAS 12:
•sets a temporary exception to the accounting of deferred taxes in relation to the implementation of the rules of the Pillar 2 model.
•requires qualitative and quantitative disclosures that allow users to understand the entities' exposure to taxes that may arise from this initiative and/or the entity's progress in its implementation.
These amendments to IAS 12 will become effective immediately upon their publication and adoption in the EU.
Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, second, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.
The modification to the standard will come into force on January 1, 2025. Early application is permitted.

3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2022:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first nine months of 2023
During the first nine months of 2023, no significant transactions have been carried out.
Significant transactions in 2022
Investments
Announcement of the agreement with Neon Payments Limited
On February 14, 2022, BBVA announced the agreement with the company “Neon Payments Limited” ("the Company" in this section) for the subscription of 492,692 preference shares, representing approximately 21.7% of its share capital, through a share capital increase and in consideration of approximately USD 300 million (equal to approximately €263 million, using the applicable 1.14 EUR/USD exchange rate as of February 11, 2022).
The Company, which is incorporated and domiciled in the United Kingdom, is the owner of 100% of the shares of the Brazilian company “Neon Pagamentos S.A.”.
As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company through companies where BBVA owns more than 99% of the share capital, As of December 31, 2022, BBVA held, directly and indirectly, approximately 29.2% of the share capital of the Company. Despite owning more than 20% of the share capital, BBVA's ability to influence Neon Payments Limited financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss".
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti BBVA)
On November 15, 2021, BBVA announced a voluntary takeover bid (hereinafter "VTB") addressed to the 2,106,300,000 shares3 not controlled by BBVA, which represented 50.15% of the total share capital of Türkiye Garanti Bankası A.Ş (hereinafter "Garanti BBVA"). BBVA submitted for authorization an application of the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board, hereinafter "CMB") on November 18, 2021.
On March 31, 2022, CMB approved the offer information document and, on the same day, BBVA announced the commencement of the VTB acceptance period on April 4, 2022. On April 25, 2022 BBVA informed of an increase of the cash offer price per Garanti BBVA share from that initially announced (12.20 Turkish lira) to 15.00 Turkish lira.
On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million4 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired).
The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19 of the consolidated financial statements of the Group for the year ended December 31, 2022). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company for an amount of €-2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to €-2,541 million.
The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) is 85.97%.
3 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
4 Using the effective exchange rate of 16.14 Turkish lira per euro.

4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 17, 2023, approved, under item 1.3 of the Agenda, a cash distribution against the 2022 results as a final dividend for the 2022 fiscal year, for an amount equal to €0.31 (€0.2511 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 5, 2023. The total amount paid amounted to €1,860 million.
The Board of Directors, at its meeting held on September 27, 2023, resolved the payment of a cash interim dividend of €0.16 (€0.1296 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, to be paid on October 11, 2023. The total amount paid amounted to €952 million.
Share buyback program
On March 17, 2023, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (hereinafter "the Regulations"), aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by the Company, executing the trades through BBVA.
By means of an Other Relevant Information notice dated April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 64,643,559 own shares, between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA's share capital as of said date.
On June 2, 2023, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares (see Note 24).
BBVA requested on July 27, 2023 to the ECB, the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the correspondent corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.
On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million, having acquired 60,000,000 shares between October 2 and October 27, 2023.
The execution is being carried out internally by the Company, executing the trades through BBVA.
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of September 30, 2023, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2022 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.

The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of September 30, 2023 and December 31, 2022, is as follows:

Total Group assets by operating segments (Millions of Euros)
	September 2023	December 2022 ⁽¹⁾
Spain	437,757	427,116
Mexico	173,017	142,557
Turkey	69,272	66,036
South America	67,136	61,951
Rest of Business	55,740	49,952
Subtotal assets by operating segments	802,923	747,613
Corporate Center and adjustments	(45,187)	(35,520)
Total assets BBVA Group	757,736	712,092
(1) Restated balances according to IFRS 17 - Insurance contracts (see Note 2.1).
The following table sets forth the main margins and profit by operating segment and the Corporate Center for the nine months ended September 30, 2023 and 2022:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments ⁽¹⁾
September 2023
Net interest income	17,843	4,053	8,164	1,581	3,892	405	(253)
Gross income	22,104	5,833	10,475	2,310	3,577	852	(943)
Operating profit /(loss) before tax	9,487	3,053	5,472	1,089	1,021	410	(1,558)
Attributable profit (loss)	5,961	2,110	3,987	367	496	322	(1,321)
September 2022 ⁽²⁾
Net interest income	13,790	2,687	5,922	1,961	3,074	243	(97)
Gross income	18,255	4,620	7,661	2,347	3,186	584	(144)
Operating profit /(loss) before tax	7,710	2,107	3,896	1,205	1,148	229	(875)
Attributable profit (loss)	4,795	1,304	2,918	333	625	182	(566)
(1) The adjustments include the impact of the purchase of offices in Spain in 2022 from the transaction with Merlin Properties (see Note 15).
(2) Restated balances according to IFRS 17 - Insurance contracts (see Note 2.1).
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2023 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2022.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2022:

–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth. The economic effects include higher commodity prices, mainly of energy commodities. While certain of these tendencies moderated in recent months, they have recently been exacerbated, and may be further exacerbated, by the recent tensions in the Middle East, which have led to a spike in energy prices and may exert further downward pressure on growth and upward pressure on inflation. Another global macroeconomic risk is the possibility of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies. Although it may be possible to offset part of the expected growth slowdown in China through the adoption of certain fiscal, monetary and regulatory measures, there are risks related to tensions in the real estate markets and the possible effects of U.S. economic sanctions, among others.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results.
Moreover, the world economy could be vulnerable to other factors such as the aggressive interest rate hikes by central banks due to the high inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as new episodes of financial stress.
The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. In addition, increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting the Group's ability to generate credit for its clients and leading to an increase in the default rate of its borrowers and other counterparties. In particular, the U.S. Federal Reserve (the "Fed") and the ECB have increased their policy interest rates over the last two years. Although uncertainty is high, policy rates (refinancing rates in the case of the ECB) may remain high, around 5.50% in the United States and 4.50% in the Eurozone for a relatively long period of time. Furthermore, liquidity reduction measures by the Fed and the ECB are expected to continue to contribute to the monetary tightening process. Moreover, the Group´s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and South America.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market; very high oil and gas prices, which could have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Argentina, overall macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence in the context of general elections in the last quarter of the year. Further, political uncertainty in Spain since the general elections held in July could have an adverse impact on Spain’s economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.
–Risks relating to the political, economic and social conditions in Turkey
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary takeover bid (see Note 3).
There are increasing signs of changes in economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. Nonetheless, the situation remains unstable, characterized by a strong depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 have deepened Turkey's economic struggles. In addition to the vast human losses, the earthquakes and the government's response thereto have added pressure on inflation as well as the external and tax balances. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individuals and corporations). In addition, the relatively low official interest rates (despite the recent upward adjustments) in a context of still high inflation, the policies affecting the banking sector and currency depreciation have affected and may continue to affect the Group’s results.
Additionally, certain geopolitical factors, such as the war in Ukraine and recent tensions in the Middle East, and internal political developments, generate uncertainty about the evolution of the economy and could trigger scenarios of greater instability.
There can be no assurance that these and other factors will not have an impact on Turkey and will not cause further deterioration of the Turkish economy, which may have a material adverse effect on the Turkish banking sector and the Group’s business, financial condition and results of operations in Turkey.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of September 30, 2023 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2022.
Support measures
Since the beginning of the pandemic, the Group offered support measures to its customers in all the geographical areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. Deferral support schemes have expired in all geographical areas. The measures adopted in 2022 which remained in force in 2023 were limited to Spain. In Peru, the deadline for requesting extensions of the Reactiva program ended on September 30, 2023 and to the date of the preparation of these Consolidated Financial Statements no extension has been published.
In addition in Spain, in March 2022, the Council of Ministers (RDL 6/2022) approved a line of financing with public guarantees of 70% and 80% of the principal amount of loans for self-employed and enterprises in order to alleviate the liquidity tensions due to increases in energy prices and raw materials, available until December 2023.
Finally, Royal Decree-Law 19/2022, of November 22, was published. It amends the Code of Good Practices, regulated by Royal Decree Law 6/2012, and establishes a new Code of Good Practices that eases the impact of interest rates hikes on mortgage loans related to primary residences and provides for other structural measures aiming to ease access to lending. As of the date of the preparation of these Consolidated Financial Statements, the number and amount of the transactions granted to clients in accordance with the new Code of Good Practices have been low.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of September 30, 2023 and December 31, 2022 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	September 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		94,780
Equity instruments	9	3,637
Debt securities	9	30,623
Loans and advances	9	60,519
Non-trading financial assets mandatorily at fair value through profit or loss		8,490
Equity instruments	10	7,793
Debt securities	10	411
Loans and advances	10	286
Financial assets designated at fair value through profit or loss	11	939
Derivatives (trading and hedging)		51,463
Financial assets at fair value through other comprehensive income		63,909
Equity instruments	12	1,303
Debt securities		62,581	61,676	884	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		457,389	410,118	33,291	13,980
Debt securities		48,122	47,855	234	33
Loans and advances to central banks		5,454	5,454	—	—
Loans and advances to credit institutions		16,247	16,231	16	—
Loans and advances to customers		387,565	340,578	33,041	13,947
Total financial assets risk		676,970
Total loan commitments and financial guarantees		214,931	206,224	7,635	1,073
Loan commitments given	28	155,636	150,603	4,880	153
Financial guarantees given	28	17,299	16,244	818	237
Other commitments given	28	41,996	39,378	1,936	682
Total maximum credit exposure		891,901

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2022	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,763
Equity instruments	9	4,404
Debt securities	9	24,367
Loans and advances	9	41,993
Non-trading financial assets mandatorily at fair value through profit or loss		6,888
Equity instruments	10	6,511
Debt securities	10	129
Loans and advances	10	247
Financial assets designated at fair value through profit or loss	11	913
Derivatives (trading and hedging)		53,101
Financial assets at fair value through other comprehensive income		65,497
Equity instruments	12	1,198
Debt securities		64,273	63,425	822	26
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		425,803	378,407	33,873	13,523
Debt securities		36,730	36,463	237	30
Loans and advances to central banks		4,420	4,420	—	—
Loans and advances to credit institutions		16,066	15,997	69	—
Loans and advances to customers		368,588	321,528	33,568	13,493
Total financial assets risk		622,965
Total loan commitments and financial guarantees		192,568	181,427	9,993	1,147
Loan commitments given	28	136,920	130,459	6,283	177
Financial guarantees given	28	16,511	15,214	1,015	281
Other commitments given	28	39,137	35,753	2,695	689
Total maximum credit exposure		815,533
The changes in the nine months ended September 30, 2023 and the year ended December 31, 2022 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	September 2023	December 2022
Balance at the beginning	14,521	15,467
Additions	8,028	8,084
Decreases ⁽¹⁾	(4,423)	(5,742)
Net additions	3,605	2,342
Amounts written-off	(2,788)	(2,771)
Exchange differences and other	(419)	(517)
Balance at the end	14,920	14,521
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

Loss allowances
Below are the changes in the nine months ended September 30, 2023, and the year ended December 31, 2022 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	September 2023	December 2022
Balance at the beginning of the period	(11,291)	(11,142)
Increase in loss allowances charged to income	(6,875)	(8,288)
Stage 1	(1,282)	(1,556)
Stage 2	(1,576)	(1,443)
Stage 3	(4,016)	(5,289)
Decrease in loss allowances charged to income	3,787	4,891
Stage 1	1,066	1,342
Stage 2	944	1,213
Stage 3	1,776	2,336
Transfer to written-off loans, exchange differences and other	3,123	3,248
Balance at the end of the period	(11,256)	(11,291)
Additional adjustments to expected losses measurement
To estimate expected losses, what is described in Note 7 of the 2022 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates.
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose.
Thus, in Spain, during 2021 and 2022, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay was reviewed upwards, with a remaining adjustment as of September 30, 2023 of €407 million, without significant variation since the end of the year 2022. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of September 30, 2023 the amounts recorded in Stage 2 were €337 million on the balance sheet and €441 million off-balance sheet, with allowances for losses of approximately €38 million at contract level.
On the other hand, the complementary adjustments pending allocation to specific operations or customers as of September 30, 2023 totaled €71 million, of which €39 million corresponded to BBVA, S.A., €30 million to Mexico, and €2 million to Colombia. As of December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302 million, of which €170 million corresponded to BBVA, S.A., €92 million to Mexico, €25 million to Peru, €11 million to Colombia and €5 million to Chile. The change during the nine months ended September 30, 2023 is mainly due to use of provisions and partial releases.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of September 30, 2023 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2022.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2022.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2022.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at fair value is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2023 and December 31, 2022:

Fair value of financial instruments recognized at fair value by levels. September 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	134,804	24,743	108,063	1,999
Derivatives		40,024	927	38,839	259
Equity instruments		3,637	3,574	—	64
Debt securities		30,623	20,242	9,987	394
Loans and advances		60,519	—	59,236	1,283
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,490	7,054	246	1,190
Equity instruments		7,793	6,565	54	1,174
Debt securities		411	203	192	15
Loans and advances to customers		286	285	—	1
Financial assets designated at fair value through profit or loss	11	939	886	53	—
Debt securities		939	886	53	—
Financial assets at fair value through other comprehensive income	12	63,792	51,160	11,903	728
Equity instruments		1,303	1,120	67	116
Debt securities		62,463	50,014	11,837	612
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting		1,596	—	1,596	—
LIABILITIES
Financial liabilities held for trading	9	118,276	16,497	100,458	1,322
Trading derivatives		38,645	578	37,318	748
Short positions		17,083	15,918	976	189
Deposits		62,549	—	62,164	385
Financial liabilities designated at fair value through profit or loss	11	12,862	6	11,003	1,853
Deposits from credit institutions		27	—	27	—
Customer deposits		706	—	706	—
Debt certificates issued		3,668	6	1,809	1,853
Other financial liabilities		8,460	—	8,460	—
Derivatives – Hedge accounting		3,204	—	3,204	—

Fair value of financial Instruments recognized at fair value by levels. December 2022 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	110,671	22,710	85,636	2,325
Derivatives		39,908	795	38,140	974
Equity instruments		4,404	4,369	—	34
Debt securities		24,367	16,284	7,934	148
Loans and advances		41,993	1,262	39,562	1,169
Non-trading financial assets mandatorily at fair value through profit or loss	10	6,888	5,720	151	1,017
Equity instruments		6,511	5,457	40	1,014
Debt securities		129	19	111	—
Loans and advances to customers		247	245	—	3
Financial assets designated at fair value through profit or loss	11	913	913	—	—
Debt securities		913	913	—	—
Financial assets at fair value through other comprehensive income	12	65,374	53,248	11,537	589
Equity instruments		1,198	1,040	58	100
Debt securities		64,150	52,182	11,479	489
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting		1,891	4	1,887	—
LIABILITIES
Financial liabilities held for trading	9	95,611	20,611	73,871	1,129
Trading derivatives		37,909	746	36,161	1,002
Short positions		13,487	13,354	133	—
Deposits		44,215	6,511	37,577	127
Financial liabilities designated at fair value through profit or loss	11	10,580	—	8,990	1,590
Deposits from credit institutions		—	—	—	—
Customer deposits		700	—	700	—
Debt certificates issued		3,288	—	1,698	1,590
Other financial liabilities		6,592	—	6,592	—
Derivatives – Hedge accounting		3,303	100	3,179	25
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2023 and December 31, 2022:

Fair value of financial instruments recognized at amortized cost by levels. September 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	66,859	66,859	66,578	—	281
Financial assets at amortized cost	13	446,046	441,023	42,945	10,810	387,268
Debt securities		48,036	46,391	37,550	7,981	860
Loans and advances to central banks		5,437	5,360	5,360	—	—
Loans and advances to credit institutions		16,237	16,261	35	1,379	14,847
Loans and advances to customers		376,336	373,011	—	1,451	371,561
LIABILITIES
Financial liabilities at amortized cost	20	544,853	542,825	62,549	287,222	193,053
Deposits from central banks		22,305	22,305	22,131	—	173
Deposits from credit institutions		37,835	37,776	—	31,492	6,284
Customer deposits		403,861	401,532	1,287	225,178	175,067
Debt certificates issued		65,241	65,492	39,131	21,973	4,388
Other financial liabilities		15,612	15,719	—	8,578	7,141

Fair value of financial Instruments recognized at amortized cost by levels. December 2022 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	79,756	79,756	79,463	—	293
Financial assets at amortized cost	13	414,421	412,965	30,587	12,173	370,206
Debt securities		36,639	36,311	26,239	9,313	759
Loans and advances to central banks		4,401	4,401	4,259	—	142
Loans and advances to credit institutions		16,031	16,089	89	1,289	14,711
Loans and advances to customers		357,351	356,164	—	1,571	354,594
LIABILITIES
Financial liabilities at amortized cost	20	529,172	525,595	77,112	266,194	182,289
Deposits from central banks		38,323	38,312	38,012	—	300
Deposits from credit institutions		26,935	26,777	—	20,546	6,231
Customer deposits		394,404	392,805	1,158	230,821	160,826
Debt certificates issued		55,429	53,550	37,942	7,240	8,368
Other financial liabilities		14,081	14,151	—	7,587	6,564
8.Cash, cash balances at central banks and other demand deposits

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	September 2023	December 2022
Cash on hand	6,866	6,533
Cash balances at central banks	53,671	67,314
Other demand deposits	6,323	5,909
Total	66,859	79,756
9.Financial assets and liabilities held for trading

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	September 2023	December 2022
ASSETS
Derivatives		40,024	39,908
Equity instruments	6.2	3,637	4,404
Debt securities ⁽¹⁾	6.2	30,623	24,367
Loans and advances (2)	6.2	60,519	41,993
Total assets	7	134,804	110,671
LIABILITIES
Derivatives		38,645	37,909
Short positions		17,083	13,487
Deposits (2)		62,549	44,215
Total liabilities	7	118,276	95,611
(1) The variation is mainly due to the increase in positions of the Public Treasury.
(2) The variation is mainly due to the evolution of "Reverse repurchase agreement" of BBVA, S.A. compensated with the evolution of "Repurchase agreement" of BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	September 2023	December 2022
Equity instruments	6.2	7,793	6,511
Debt securities	6.2	411	129
Loans and advances to customers	6.2	286	247
Total	7	8,490	6,888

11.Financial assets and liabilities designated at fair value through profit or loss

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	September 2023	December 2022
ASSETS
Debt securities	6.2 / 7	939	913
LIABILITIES
Deposits from credit institutions		27	—
Customer deposits		706	700
Debt certificates issued		3,668	3,288
Other financial liabilities: Unit-linked products		8,460	6,592
Total liabilities	7	12,862	10,580
12.Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	September 2023	December 2022
Equity instruments	6.2	1,303	1,198
Debt securities (1)		62,463	64,150
Loans and advances to credit institutions	6.2	26	26
Total	7	63,792	65,374
Of which: loss allowances of debt securities		(118)	(123)
(1) This includes redesignations from the heading "Financial assets at amortized cost" due to the application of IFRS 17 (see Note 2.1 and Appendix I).
13.Financial assets at amortized cost

Financial assets at amortized cost (Millions of Euros)
	Notes	September 2023	December 2022
Debt securities (1)		48,036	36,639
Loans and advances to central banks		5,437	4,401
Loans and advances to credit institutions		16,237	16,031
Loans and advances to customers		376,336	357,351
Government		23,178	20,892
Other financial corporations		13,811	12,765
Non-financial corporations		169,738	165,433
Other		169,610	158,261
Total	7	446,046	414,421
Of which: impaired assets of loans and advances to customers	6.2	13,947	13,493
Of which: loss allowances of loans and advances	6.2	(11,256)	(11,291)
Of which: loss allowances of debt securities		(86)	(91)
(1) This includes redesignations to the heading "Financial assets at fair value through other comprehensive income" due to the application of IFRS 17 (see Note 2.1 and Appendix I).
14.    Investments in joint ventures and associates

Joint ventures and associates (Millions of Euros)
	September 2023	December 2022
Joint ventures	92	100
Associates	834	816
Total	926	916

15.    Tangible assets

Tangible assets. Breakdown by type (Millions of Euros)
	September 2023	December 2022
Property, plant and equipment	9,124	8,441
For own use	8,429	7,911
Land and buildings	6,566	6,255
Work in progress	203	93
Furniture, fixtures and vehicles	6,382	5,833
Right to use assets	2,204	1,871
Accumulated depreciation	(6,722)	(5,920)
Impairment	(205)	(220)
Leased out under an operating lease	696	530
Assets leased out under an operating lease	747	582
Accumulated depreciation	(51)	(52)
Investment property	261	296
Building rental	212	242
Other	1	2
Right to use assets	232	213
Accumulated depreciation	(110)	(94)
Impairment	(74)	(67)
Total	9,385	8,737
Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A. (Tree) from Merlin Properties SOCIMI, S.A.
On June 15, 2022, BBVA acquired from Merlin Properties SOCIMI, S.A. the shares representing the entire share capital of Tree Inversiones Inmobiliarias SOCIMI, S.A. (hereinafter “Tree”) for an amount of €1,987 million. This company has 662 properties leased to BBVA that were part of the set of properties that BBVA sold between 2009 and 2010 under a sale and leaseback agreement. Prior to that date, these properties were registered as "Rights of use" in the assets of the consolidated balance sheet of the BBVA Group under the headings "Tangible assets - Property, plant and equipment" and "Tangible assets - Investment property" of the consolidated balance sheet and that, in liabilities, the payment obligation was reflected under the heading "Financial liabilities at amortized cost – Other financial liabilities", in accordance with IFRS 16 Leases.
The Tree purchase transaction has been considered an asset purchase given that the Group has determined that it is not acquiring a set of activities that present elements that could constitute a business. After the closing of this transaction, the BBVA Group has once again become owner of the properties and recorded them at their acquisition price in the Group's consolidated financial statements as of June 30, 2022. The assets acquired that are not used for the Bank's activity are recorded under the heading "Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale" (see Note 19).
The impact of the transaction amounted to €-201 million (losses net of taxes) which was registered under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million from the consolidated income statement of the BBVA Group.
16.    Intangible assets

Intangible assets (Millions of Euros)
	September 2023	December 2022
Goodwill	799	707
Other intangible assets	1,511	1,449
Computer software acquisition expense	1,473	1,393
Other intangible assets with an infinite useful life	9	13
Other intangible assets with a definite useful life	30	43
Total	2,310	2,156
Goodwill
As of September 30, 2023 and December 31, 2022, the principal amount of the goodwill is due to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €631 million and €559 million, respectively.

Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year 2022, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment.
As of and for the nine months ended September 30, 2023, no indicators of impairment have been identified in any CGU.
17.    Tax assets and liabilities

Tax assets and liabilities (Millions of Euros)
	September 2023	December 2022
Tax assets
Current tax assets	2,406	1,978
Deferred tax assets	15,393	14,747
Total	17,799	16,725
Tax liabilities
Current tax liabilities	965	1,415
Deferred tax liabilities	2,195	1,520
Total	3,160	2,935
Tax expense or income related to profit or loss from continuing operations
The heading "Tax expense or income related to profit or loss from continuing operations" recorded an expense amounting €3,204 million for the nine months ended September 30, 2023 applying the estimated tax rate for BBVA Group for the year 2023. For the nine months ended September 30, 2022, an expense of €2,655 million was recorded. For the nine months ended September 30, 2023, it includes the revaluation for tax purposes of the immovable properties and other depreciable assets of Garanti BBVA arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213. The impact of this law led to a corporate income tax expense credit in the consolidated financial statements of the BBVA Group in the first quarter of the year, amounting to approximately €260 million, due to the higher tax base of the assets. The increase in the tax base of the assets, which represents a corrective effect of inflation with relation to taxation, will be taken into account when calculating the corporate income tax liability every year.
Corporate Income Tax in Turkey
Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, entered into force in Turkey. Among other aspects, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions is increased to 30% (it was already 25%). This change is applicable to profits generated in tax periods beginning on or after January 1, 2023. This has not had a material impact on the consolidated financial statements of the BBVA Group.
18.    Other assets and liabilities

Other assets and liabilities (Millions of Euros)
	September 2023	December 2022
ASSETS
Inventories	659	325
Transactions in progress	81	93
Accruals	1,712	1,461
Other items	1,260	706
Total	3,713	2,586
LIABILITIES
Transactions in progress	333	44
Accruals	2,986	2,595
Other items	2,589	2,269
Total	5,908	4,909

19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	September 2023	December 2022
ASSETS
Foreclosures and recoveries	1,028	1,070
Other assets from tangible assets	1,029	1,063
Companies held for sale	46	40
Accrued amortization	(88)	(93)
Impairment losses	(1,003)	(1,057)
Total	1,013	1,022
LIABILITIES
Companies held for sale	—	—
Total	—	—
20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

Financial liabilities at amortized cost (Millions of Euros)
	Notes	September 2023	December 2022
Deposits		464,000	459,662
Deposits from central banks		22,305	38,323
Demand deposits		706	205
Time deposits and other		10,237	33,534
Repurchase agreements		11,361	4,584
Deposits from credit institutions		37,835	26,935
Demand deposits		8,205	11,434
Time deposits and other		12,013	11,787
Repurchase agreements		17,616	3,714
Customer deposits		403,861	394,404
Demand deposits		309,847	316,082
Time deposits and other		90,351	76,063
Repurchase agreements		3,662	2,259
Debt certificates issued		65,241	55,429
Other financial liabilities		15,612	14,081
Total	7	544,853	529,172
The amount recorded in "Deposits from central banks - Time deposits and other" includes the drawdowns of the TLTRO III facilities of the ECB, mainly by BBVA S.A., amounting to €3,660 million as of September 30, 2023 and €26,711 million as of December 31, 2022, having started in December 2022 the repayment of the TLTRO III program for an approximate amount of €35,000 million.
The positive income generated by the drawdowns of the TLTRO III facilities was recorded under the heading of "Interest and other income – Other income" in the condensed consolidated income statements, while the negative remuneration generated by the drawdown of the TLTRO III facilities is recorded under the heading "Interest expense" in the condensed consolidated income statements (see Notes 29.1 and 29.2, respectively).

20.2    Debt certificates issued

Debt certificates issued (Millions of Euros)
	September 2023	December 2022
In Euros	43,462	35,611
Promissory bills and notes	4,436	1,079
Non-convertible bonds and debentures	16,578	16,979
Covered bonds	6,667	7,665
Hybrid financial instruments (1)	1,287	959
Securitization bonds	2,455	2,501
Wholesale funding	5,193	139
Subordinated liabilities	6,846	6,289
Convertible perpetual certificates	3,000	3,000
Other non-convertible subordinated liabilities	3,846	3,289
In foreign currencies	21,780	19,819
Promissory bills and notes	334	351
Non-convertible bonds and debentures	8,200	9,323
Covered bonds	108	114
Hybrid financial instruments (1)	4,766	3,724
Securitization bonds	—	—
Wholesale funding	49	111
Subordinated liabilities	8,322	6,196
Convertible perpetual certificates	2,834	1,876
Other non-convertible subordinated liabilities	5,488	4,320
Total	65,241	55,429
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3    Other financial liabilities

Other financial liabilities (Millions of Euros)
	September 2023	December 2022
Lease liabilities	1,516	1,398
Creditors for other financial liabilities	3,470	3,584
Collection accounts	2,839	3,426
Creditors for other payment obligations ⁽¹⁾	7,787	5,673
Total	15,612	14,081
(1) In 2023, this caption includes the amount committed for the acquisition of own shares under the share buyback program and the interim dividend for the year 2023 (see Note 4).
21.    Assets and liabilities under insurance and reinsurance contracts
As of September 30, 2023 and December 31, 2022, the balance under the heading "Insurance and reinsurance assets" in the condensed consolidated balance sheets amounted to €198 million and €183 million, respectively.
The breakdown of the balance in the "Liabilities under insurance and reinsurance contracts" heading of the condensed consolidated balance sheets is:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	September 2023	December 2022
Liabilities for remaining coverage	10,146	9,157
Liabilities for incurred claims	1,114	974
Total	11,260	10,131

22.    Provisions

Provisions. Breakdown by concepts (Millions of Euros)
	September 2023	December 2022
Provisions for pensions and similar obligations	2,478	2,632
Other long term employee benefits	447	466
Provisions for taxes and other legal contingencies	670	685
Commitments and guarantees given	768	770
Other provisions (1)	397	380
Total	4,760	4,933
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	September 2023	September 2022
Interest income and expense		98	45
Personnel expense		140	94
Defined contribution plan expense	35.1	105	65
Defined benefit plan expense	35.1	35	29
Provisions or reversal of provisions	37	40	(12)
Total expense (income)		278	126
24.    Capital
As of September 30, 2023 BBVA’s share capital amounted to €2,923,081,772.45 divided into 5,965,473,005 shares (€2,954,757,116.36 divided into 6,030,116,564 shares as of December 31, 2022). The variation is due to the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders' Meeting of BBVA held on March 17, 2023, under item 3 of the agenda and which was carried out on June 2, 2023 (see Note 4).
As of such dates mentioned, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

Retained earnings and other reserves (Millions of Euros)
	September 2023	December 2022
Retained earnings	36,285	32,711
Other reserves	1,249	2,345
Total	37,535	35,056

26.    Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	September 2023	December 2022
Items that will not be reclassified to profit or loss	(1,938)	(1,881)
Actuarial gains (losses) on defined benefit pension plans	(958)	(760)
Non-current assets and disposal groups classified as held for sale	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(1,023)	(1,194)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	43	72
Items that may be reclassified to profit or loss	(14,275)	(15,760)
Hedge of net investments in foreign operations (effective portion)	(2,382)	(1,408)
Mexican peso	(3,032)	(1,751)
Turkish lira	670	358
Other exchanges	(20)	(15)
Foreign currency translation	(10,578)	(13,078)
Mexican peso	(394)	(2,791)
Turkish lira	(6,721)	(6,599)
Argentine peso	(923)	(868)
Venezuela Bolívar	(1,863)	(1,850)
Other exchanges	(677)	(969)
Hedging derivatives. Cash flow hedges (effective portion)	(66)	(447)
Fair value changes of debt instruments measured at fair value through other comprehensive income	(1,242)	(809)
Non-current assets and disposal groups classified as held for sale	—	—
Share of other recognized income and expense of investments in joint ventures and associates	(7)	(18)
Total	(16,213)	(17,642)
The balances recognized under these headings are presented net of tax.
27.    Minority interests (non-controlling interests)

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	September 2023	December 2022
Garanti BBVA	1,147	1,179
BBVA Peru	1,562	1,469
BBVA Argentina	700	687
BBVA Colombia	72	73
BBVA Venezuela	106	95
Other entities	116	119
Total	3,703	3,623

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	September 2023	September 2022
Garanti BBVA	64	(18)
BBVA Peru	180	192
BBVA Argentina	65	69
BBVA Colombia	(6)	6
BBVA Venezuela	21	11
Other entities	(3)	(2)
Total	322	259

28.    Commitments and guarantees given

Commitments and guarantees given (Millions of Euros)
	Notes	September 2023	December 2022
Loan commitments given	6.2	155,636	136,920
Financial guarantees given	6.2	17,299	16,511
Other commitments given	6.2	41,996	39,137
Total	6.2	214,931	192,568
29.    Net interest income
29.1    Interest and other income

Interest and other income. Breakdown by origin (Millions of Euros)
	September 2023	September 2022
Financial assets held for trading	3,483	1,332
Financial assets at fair value through other comprehensive income	3,054	2,214
Financial assets at amortized cost	28,220	17,208
Insurance activity	772	972
Adjustments of income as a result of hedging transactions	16	(34)
Other income (1)	222	464
Total	35,766	22,155
(1) The balance includes the interest accrued from TLTRO III operations which amounted to €222 million for the nine months ended September 30, 2022 (See Note 20.1).
29.2    Interest expense

Interest expense. Breakdown by origin (Millions of Euros)
	September 2023	September 2022
Financial liabilities held for trading	2,604	814
Financial liabilities designated at fair value through profit or loss	85	37
Financial liabilities at amortized cost	14,108	6,682
Adjustments of expense as a result of hedging transactions	546	(231)
Insurance activity	457	717
Cost attributable to pension funds	83	42
Other expense	38	305
Total	17,923	8,366
30.    Dividend income

Dividend income (Millions of Euros)
	September 2023	September 2022
Non-trading financial assets mandatorily at fair value through profit or loss	11	15
Financial assets at fair value through other comprehensive income	65	64
Total	75	79

31.    Fee and commission income and expense

Fee and commission income. Breakdown by origin (Millions of Euros)
	September 2023	September 2022
Bills receivables	19	19
Demand accounts	243	341
Credit and debit cards and POS	3,316	2,574
Checks	139	124
Transfers and other payment orders	665	609
Insurance product commissions	287	192
Loan commitments given	226	193
Other commitments and financial guarantees given	358	314
Asset management	1,009	915
Securities fees	252	193
Custody securities	151	141
Other fees and commissions	575	535
Total	7,239	6,152

Fee and commission expense. Breakdown by origin (Millions of Euros)
	September 2023	September 2022
Demand accounts	5	4
Credit and debit cards	1,718	1,383
Transfers and other payment orders	117	97
Commissions for selling insurance	32	37
Custody securities	61	71
Other fees and commissions	712	517
Total	2,646	2,108
32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	September 2023	September 2022
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(16)	50
Financial assets at amortized cost	42	9
Other financial assets and liabilities	(58)	41
Gains (losses) on financial assets and liabilities held for trading, net	766	141
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(50)	(27)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	167	360
Gains (losses) from hedge accounting, net	51	(36)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	917	489
Exchange differences, net	513	1,180
Total	1,430	1,669

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	September 2023	September 2022
Debt instruments	(101)	(1,965)
Equity instruments	455	(1,351)
Trading derivatives and hedge accounting	(857)	1,418
Loans and advances to customers	42	(224)
Customer deposits	(21)	206
Other	1,400	2,404
Total	917	489

33.    Other operating income and expense

Other operating income (Millions of Euros)
	September 2023	September 2022
Gains from sales of non-financial services	249	205
Other operating income	193	202
Total	443	407

Other operating expense (Millions of Euros)
	September 2023	September 2022
Change in inventories	104	92
Contributions to guaranteed banks deposits funds	611	623
Hyperinflation adjustment (1)	1,736	1,398
Other operating expense (2)	792	478
Total	3,242	2,592
(1) For the nine months ended September 30, 2023, it includes €760 million due to Turkey and €953 million due to Argentina. For the nine months ended September 30, 2022, it includes €719 million due to Turkey and €670 million due to Argentina.
(2) For the nine months ended September 30, 2023, it includes €215 million corresponding to the total annual amount disbursed under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.
34.    Income and expense from insurance and reinsurance contracts

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	September 2023	September 2022
Income from insurance and reinsurance contracts	2,625	2,076
Expense from insurance and reinsurance contracts	(1,685)	(1,234)
Total	941	843
35.    Administration costs
35.1    Personnel expense

Personnel expense (Millions of Euros)
	Notes	September 2023	September 2022
Wages and salaries		3,704	3,128
Social security costs		639	549
Defined contribution plan expense	23	105	65
Defined benefit plan expense	23	35	29
Other personnel expense		354	282
Total		4,837	4,053
35.2    Other administrative expense

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	September 2023	September 2022
Technology and systems	1,205	1,035
Communications	171	152
Advertising	259	190
Property, fixtures and materials	383	332
Taxes other than income tax	340	258
Surveillance and cash courier services	185	164
Other expense	807	651
Total	3,350	2,783

36.    Depreciation and amortization

Depreciation and amortization (Millions of Euros)
	September 2023	September 2022
Tangible assets	653	611
For own use	411	368
Right-of-use assets	238	240
Investment properties and other	3	4
Intangible assets	401	379
Total	1,054	990
37.    Provisions or reversal of provisions

Provisions or reversal of provisions (Millions of Euros)
	Notes	September 2023	September 2022
Pensions and other post-employment defined benefit obligations	23	40	(12)
Commitments and guarantees given		40	70
Pending legal issues and tax litigation		105	157
Other provisions		25	26
Total		210	241
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	September 2023	September 2022
Financial assets at fair value through other comprehensive income - debt securities	43	79
Financial assets at amortized cost	3,160	2,302
Of which: recovery of written-off assets by cash collection	(268)	(279)
Total	3,203	2,380
39.Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	September 2023	September 2022
Tangible assets	(8)	(33)
Intangible assets	12	8
Others	12	31
Total	17	7
40.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	September 2023	September 2022
Gains on sale of real estate	41	81
Impairment of non-current assets held for sale	(5)	(173)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	37	(92)
41.Subsequent events
From October 1, 2023 to the date of preparation of these Consolidated Financial Statements, except for the payment of the dividend and the execution of the share buyback program mentioned in Note 4, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendix

APPENDIX I. Condensed consolidated balance sheets at the IFRS 17 transition date and effective date and condensed consolidated income statements for the nine months ended September 30, 2022
Condensed consolidated balance sheet at the IFRS 17 transition date

ASSETS (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Cash, cash balances at central banks and other demand deposits	67,799	—	67,799
Financial assets held for trading	123,493	—	123,493
Non-trading financial assets mandatorily at fair value through profit or loss	6,086	—	6,086
Financial assets designated at fair value through profit or loss	1,092	—	1,092
Financial assets at fair value through other comprehensive income	60,421	5,812	66,233
Financial assets at amortized cost	372,676	(6,054)	366,622
Derivatives - hedge accounting	1,805	—	1,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	5	—	5
Joint ventures and associates	900	—	900
Insurance and reinsurance assets	269	(45)	224
Tangible assets	7,298	—	7,298
Intangible assets	2,197	—	2,197
Tax assets	15,850	251	16,101
Other assets	1,934	(24)	1,910
Non-current assets and disposal groups classified as held for sale	1,061	—	1,061
TOTAL ASSETS	662,885	(60)	662,825

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Financial liabilities held for trading	91,135	—	91,135
Financial liabilities designated at fair value through profit or loss	9,683	—	9,683
Financial liabilities at amortized cost	487,893	592	488,485
Derivatives - hedge accounting	2,626	—	2,626
Liabilities under insurance and reinsurance contracts	10,865	(893)	9,972
Provisions	5,889	—	5,889
Tax liabilities	2,413	228	2,641
Other liabilities	3,621	25	3,646
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	614,125	(48)	614,077

SHAREHOLDERS’ FUNDS	60,383	178	60,562
Capital	3,267	—	3,267
Share premium	23,599	—	23,599
Other equity	60	—	60
Retained earnings	31,841	178	32,019
Other reserves	(1,857)	—	(1,857)
Less: Treasury shares	(647)	—	(647)
Profit or loss attributable to owners of the parent	4,653	—	4,653
Less: Interim dividends	(532)	—	(532)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(16,476)	(186)	(16,662)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	4,853	(5)	4,848
TOTAL EQUITY	48,760	(12)	48,748
TOTAL EQUITY AND TOTAL LIABILITIES	662,885	(60)	662,825

Condensed consolidated income statements for the nine months ended September 30, 2022

INCOME STATEMENTS (Millions of Euros)
	September 30, 2022 disclosed	IFRS 17 Impact	September 30, 2022 restated
NET INTEREST INCOME	13,811	(21)	13,790
Dividend income	79	—	79
Share of profit or loss of entities accounted for using the equity method	15	—	15
Fee and commission income	6,152	—	6,152
Fee and commission expense	(2,122)	14	(2,108)
Net trading income and exchange difference, net	1,669	—	1,669
Other operating income and expense	(2,185)	—	(2,185)
Income from insurance and reinsurance contracts	2,311	(235)	2,076
Expense from insurance and reinsurance contracts	(1,365)	132	(1,234)
GROSS INCOME	18,366	(111)	18,255
Administration costs	(6,881)	45	(6,836)
Depreciation and amortization	(990)	—	(990)
Provisions or reversal of provisions	(241)	—	(241)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,380)	—	(2,380)
NET OPERATING INCOME	7,873	(66)	7,807
Impairment or reversal of impairment of investments in joint ventures and associates	13	—	13
Impairment or reversal of impairment on non-financial assets	(7)	—	(7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(12)	—	(12)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(92)	—	(92)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,775	(66)	7,710
Tax expense or income related to profit or loss from continuing operations	(2,673)	18	(2,655)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,103	(48)	5,054
Profit (loss) after tax from discontinued operations	—	—	—
PROFIT (LOSS)	5,103	(48)	5,054
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	260	(1)	259
ATTRIBUTABLE TO OWNERS OF THE PARENT	4,842	(47)	4,795

Condensed consolidated balance sheet at the IFRS 17 effective date

ASSETS (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Cash, cash balances at central banks and other demand deposits	79,756	—	79,756
Financial assets held for trading	110,671	—	110,671
Non-trading financial assets mandatorily at fair value through profit or loss	6,888	—	6,888
Financial assets designated at fair value through profit or loss	913	—	913
Financial assets at fair value through other comprehensive income	58,980	6,395	65,374
Financial assets at amortized cost	422,061	(7,639)	414,421
Derivatives - hedge accounting	1,891	—	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(148)	—	(148)
Joint ventures and associates	916	—	916
Insurance and reinsurance assets	210	(27)	183
Tangible assets	8,737	—	8,737
Intangible assets	2,156	—	2,156
Tax assets	16,472	253	16,725
Other assets	2,614	(29)	2,586
Non-current assets and disposal groups classified as held for sale	1,022	—	1,022
TOTAL ASSETS	713,140	(1,048)	712,092

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Financial liabilities held for trading	95,611	—	95,611
Financial liabilities designated at fair value through profit or loss	10,580	—	10,580
Financial liabilities at amortized cost	528,629	543	529,172
Derivatives - hedge accounting	3,303	—	3,303
Liabilities under insurance and reinsurance contracts	11,848	(1,717)	10,131
Provisions	4,933	—	4,933
Tax liabilities	2,742	194	2,935
Other liabilities	4,880	29	4,909
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	662,526	(950)	661,575

SHAREHOLDERS’ FUNDS	64,422	113	64,535
Capital	2,955	—	2,955
Share premium	20,856	—	20,856
Other equity	63	—	63
Retained earnings	32,536	175	32,711
Other reserves	2,345	—	2,345
Less: Treasury shares	(29)	—	(29)
Profit or loss attributable to owners of the parent	6,420	(62)	6,358
Less: Interim dividends	(722)	—	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(17,432)	(210)	(17,642)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	3,624	(1)	3,623
TOTAL EQUITY	50,615	(98)	50,517
TOTAL EQUITY AND TOTAL LIABILITIES	713,140	(1,048)	712,092

Effect on redesignations of assets as of January 1, 2022

Effect on redesignations of assets (Millions of Euros)
	December 31, 2021	Of which portfolio redesignations	Of which gains / losses	Opening balance as of January 1, 2022
Financial assets at amortized cost	372,676	(5,549)	—	366,622
Of which debt securities	34,781	(5,549)	—	29,231
Financial assets at fair value through other comprehensive income	60,421	5,549	152	66,233
Of which debt securities	59,074	5,549	152	64,774
Deferred tax assets/liabilities			(46)
Accumulated other comprehensive income (loss)			106

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Luisa Gómez Bravo
Name:	María Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	October 31, 2023